03000398

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAN 7 - 2003
1086

Emera Incorporated — 0001127248

Exact name of registrant as specified in charter — Registrant CIK Number

Form 35-CERT — File No. 70-9787

Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
JAN 08 2003
THOMSON
FINANCIAL

Emera Inc. hereby files a copy of its 2001 Annual Report to Shareholders as Exhibit A to Emera's Certificate of Notification under Rule 24 of the Public Utility Holding Company Act of 1935 in File No. 70-9787, for the reporting period ended December 31, 2001.

SIGNATURES

Filings Made by the Registrant:

Emera Inc. has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Halifax, Nova Scotia, Canada on this January 6, 2003.

Emera Inc.

By: [signature]
Richard J. Smith
Corporate Secretary and General Counsel

Exhibit A
Form 35-CERT, SEC File No. 70-9787

DELIVER
ENERGY
CONNECT
GENERATIONS
TRANSFORM
EMERA
PARTNER

Emera

2001 Annual Report

Corporate Highlights

Emera's Earnings Reach $114 Million

EMERA'S EARNINGS INCREASED 9% TO $114 MILLION IN 2001. EARNINGS GROWTH WAS DRIVEN BY NEW INVESTMENTS IN BANGOR HYDRO AND THE SABLE OFFSHORE ENERGY PROJECT, AND STRONG PERFORMANCE BY THE MARITIMES & NORTHEAST PIPELINE.

Emera Completes Successful Equity Issue

DURING THE FIRST QUARTER, EMERA COMPLETED A COMMON EQUITY ISSUE REALIZING NET PROCEEDS OF $161 MILLION.

Nova Scotia Power Stays Solid

NOVA SCOTIA POWER INC. MANAGED STRONG PRESSURE FROM RISING FUEL PRICES TO EARN A RETURN ON EQUITY OF 10.9%.

Emera Acquires Bangor Hydro-Electric

EMERA COMPLETED ITS $317 MILLION PURCHASE OF BANGOR HYDRO-ELECTRIC COMPANY IN THE FOURTH QUARTER, INCREASING THE COMPANY'S CUSTOMER BASE BY 25%, AND INCREASING OUR PRESENCE IN THE NORTHEASTERN ENERGY MARKET.

Emera Invests in Sable Offshore Energy Project

EMERA INVESTED $53 MILLION IN THE SABLE OFFSHORE ENERGY PROJECT, ACQUIRING AN 8.4% INTEREST IN THE OFFSHORE PROCESSING PLATFORMS AND SUB-SEA GATHERING LINES SUPPORTING NOVA SCOTIA'S OFFSHORE NATURAL GAS DEVELOPMENT.

Emera Energy Formed

EMERA [illegible] GROWING GAS INFRASTRUCTURE INVESTMENT PORTFOLIO, TO RUN ITS ENERGY TRADING SERVICES AND TO SEEK OUT OPPORTUNITIES FOR ADDITIONAL INVESTMENT ALONG THE ENERGY VALUE CHAIN IN NORTHEAST NORTH AMERICA.

Sable To Proceed With Tier II Development

EMERA AND ITS SABLE OFFSHORE ENERGY PROJECT PARTNERS WILL COMMENCE DEVELOPMENT OF THE ALMA FIELD IN 2002, THE FIRST OF THREE NEW FIELDS THAT MAKE UP TIER II OF THE PROJECT.

Maritimes & Northeast Pipeline To Expand

THE MARITIMES & NORTHEAST PIPELINE CONTRACTED WITH PANCANADIAN TO DELIVER UP TO 400 MCF PER DAY FROM ITS DEEP PANUKE FIELD BEGINNING IN 2005. IN ADDITION, M&NP IS PROCEEDING WITH ITS PHASE III EXPANSION IN 2002, WHICH WILL ULTIMATELY CONNECT M&NP TO THE ALGONQUIN PIPELINE SYSTEM.

Nova Scotia Power Building Green Power

NSPI EXPANDED ITS RENEWABLE ENERGY CAPACITY WITH THE PURCHASE OF TWO WIND TURBINES IN 2001, AND IN RESPONSE TO CUSTOMER DEMAND IS DEVELOPING A GREEN POWER PRODUCT OFFERING.

Emera's Community Contributions Grow

THROUGH EMERA'S "GOOD NEIGHBOUR" GIFT-MATCHING CAMPAIGN, EMPLOYEES AND THE COMPANY TOGETHER RAISED A RECORD $360,000 FOR CHARITIES ACROSS NOVA SCOTIA. IN ITS SECOND YEAR, EMERA'S "SWING FOR CHARITY" GOLF TOURNAMENT RAISED $130,000 FOR THE IWK HEALTH CENTRE.

ABOUT EMERA INC.

Emera Inc. (EMA-TSE) is a diversified energy and services company, with 550,000 customers and $4.0 billion in assets.

The company has two wholly owned regulated electric utility subsidiaries: Nova Scotia Power Inc. and Bangor Hydro-Electric Company. Nova Scotia Power supplies over 95% of the electric generation, transmission and distribution in Nova Scotia. Bangor Hydro provides electricity transmission and distribution service to 110,000 customers in eastern Maine. It is a member of the New England Power Pool, and is interconnected with the other New England utilities to the south and with New Brunswick Power to the north.

Emera Energy incorporates Emera's business development activities, and manages its growing gas infrastructure investment portfolio, including Emera Fuels, which delivers bunker oil, diesel fuel and light fuel oil throughout the Maritimes; a 12.5% interest in the Maritimes & Northeast Pipeline, which delivers Sable natural gas to markets in Maritime Canada and the northeastern United States; and an 8.4% interest in the Sable Offshore Energy Project offshore platforms and sub-sea field gathering lines.

EARNINGS in millions	97	98	99	00	01
	92.7	85.4	100.4	104.4	114.2

EARNINGS INCREASE TO $114.2 MILLION

EARNINGS PER SHARE in dollars	97	98	99	00	01
	1.07	0.99	1.16	1.20	1.20

EARNINGS PER SHARE OF $1.20

DIVIDENDS in dollars per share	97	98	99	00	01
	0.81	0.82	0.83	0.84	0.85

DIVIDENDS INCREASE TO $0.85 PER SHARE

OPERATING CASH FLOW in millions	97	98	99	00	01
	204.0	219.2	226.5	231.1	236.9

OPERATING CASH FLOW INCREASES TO $236.9 MILLION

Northeastern Energy Market

EMERA IS STRATEGICALLY POSITIONED BETWEEN NORTH AMERICA'S LARGEST NATURAL GAS RESERVE AND 18 MILLION CUSTOMERS IN THE NORTHEAST REGION.



Emera Fuels Coverage
Canadian & U.S. M&NP Pipeline
Proposed M&NP Extension
Sable Pipelines
Sable Gas Fields
St. John's
Charlottetown
Fredericton
Sable Island
Venture
Thebaud
North Triumph
Halifax
Bangor
Alma
Glenelg
Dracut
Boston
N
New York

Corporate Highlights


Derek Oland
CHAIR OF THE BOARD
David McD. Mann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

FELLOW SHAREHOLDERS:

Emera is building its business along the energy value chain, connecting electricity and other energy products and services with natural gas infrastructure...stretching from offshore Nova Scotia to New York state...and reaching from today toward tomorrow.

Emera continues its evolution from a Nova Scotia electric company into a northeast energy business. In 2001, we expanded our electric utility business and managed it to provide solid earnings and strong cash flow, and we continued to invest in complementary energy businesses that capitalize on the developing northeast energy market. Our success in executing our strategy is reflected in our financial results. Emera's earnings increased 9% in 2001, reaching $114.2 million. Essentially all of that earnings growth was the product of our diversification efforts in recent years. Emera is building its business along the energy value chain connecting electricity and other energy products and services with natural gas infrastructure, and stretching from offshore Nova Scotia to New York state.

We added a significant link in 2001, with our $53 million investment in the Sable Offshore Energy Project (SOEP) offshore platforms and sub-sea gathering lines. The Sable Project turned the dream of Nova Scotia's offshore into reality, and is now producing 550 million cubic feet of natural gas per day. Our investment provides satisfying financial returns, and is a critical strategic advance in our quest to capitalize on the tremendous opportunity natural gas brings to the region.

In 2002, we will take another step forward, as SOEP commences development of the first of three new fields that make up the Tier II expansion. Add to that PanCanadian's development of its Deep Panuke field, and it appears that Nova Scotia is acquiring the critical mass necessary to turn a *project* into an *industry*, multiplying prospects for further investment and growth.

Sable gas flows to market through another link in Emera's energy chain, the Maritimes & Northeast Pipeline (M&NP). M&NP had a very successful year in 2001, contributing $10 million in earnings to Emera, up from $6 million in 2000. The pipeline will also be expanding in 2002, connecting to the Algonquin Hubline in Massachusetts, and ultimately to the 1,600 kilometre Algonquin pipeline stretching south. Longer-term prospects are also excellent. The expansion resulting from PanCanadian's contract to move its Deep Panuke gas through M&NP could almost double present throughput volumes by 2005. The pending acquisition of Westcoast Energy by Duke Energy signals the prospects that major players associate with Nova Scotia's offshore, and confirms the value of the M&NP system. It also leaves Emera as the only Canadian company with an investment in this critical piece of gas infrastructure.

The addition of Sable gas to the pool of energy already flowing into the U.S. northeast from the south creates conditions for a vibrant market, which makes gas storage a critical link in the energy value chain. Accordingly, in 2001, Emera established a joint venture with Falcon Gas Storage to pursue development of several high-deliverability, multi-cycle (HDMC) gas storage projects in New York State. Falcon is the largest independent owner and operator of HDMC natural gas storage capacity in the southwest. Emera Energy, created in 2001, manages Emera's growing gas infrastructure investment portfolio, including SOEP and M&NP. Emera Energy also delivers energy services and seeks out new business opportunities along the energy value chain in northeast North America.

Our largest acquisition to date, Bangor Hydro, expanded our core electricity business into the U.S. Since it became part of the Emera corporate family in the fourth quarter, Bangor has contributed significantly to Emera's earnings, adding $5.4 million. In 2002, Bangor Hydro and Emera will be working together to implement operational improvements, and finalize a performance based rate plan. Emera will also seek to leverage its investment in Bangor Hydro into additional investment in energy infrastructure in the New England market.

These are exciting and important developments, but Emera would not be building its energy value chain without Nova Scotia Power as the linchpin. Our largest subsidiary managed through a very demanding year in 2001, when a spike in world coal prices added $19 million to fuel costs. We are proud that the company was able to absorb this cost increase without raising electricity prices, while at the same time earning a return on common equity of 10.9%.

During the year, the Government of Nova Scotia announced its new energy strategy. It lays out a coherent framework for the further development of a vital and effective energy sector in Nova Scotia, including a staged and carefully managed approach to electricity restructuring. Emera, with its interests in both electricity and natural gas infrastructure, was an active participant in the process. We believe the strategy presents a positive framework that we will be able to work successfully within.

There are challenges going forward. After six consecutive years without an electricity price change, Nova Scotia Power applied to its regulator for a rate increase for 2002. Continued high fuel costs, resulting from unusually high world coal prices, coupled with a weak Canadian dollar, have made this action unavoidable. We have prepared a strong case and hope to have a decision by mid-year.

The success of our common equity issue early in 2001 proves that investors are receptive to our ideas for new growth and expansion. We understand the fundamental importance of our dividend to Emera's shareholders. We will continue to run our utility businesses efficiently and effectively, to generate solid earnings and the strong cash flows that fund our dividend. And we will continue the disciplined investment of our free cash flow in complementary energy businesses that drive profitable growth.

In a year of growth, change and challenge, we thank our employees who continue to work hard, work smart, and work together to get the job done. We also benefit greatly from the wisdom and broad expertise of our Board of Directors, and appreciate their guidance. Finally, we thank our customers and partners for their support, and for challenging us to excellence in all that we do.

Derek Oland
Chair of the Board

David McD. Mann
President and Chief Executive Officer


Rick Smith
CORPORATE SECRETARY
AND GENERAL COUNSEL
Wayne Crawley
VICE PRESIDENT
CORPORATE STRATEGY
AND DEVELOPMENT
Jeremy Byatt
VICE PRESIDENT
EXTERNAL RELATIONS
Ron Smith
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Wayne Rousch
SENIOR VICE PRESIDENT
BUSINESS DEVELOPMENT
EMERA ENERGY INC.
Liz MacDonald
VICE PRESIDENT
HUMAN RESOURCES
Chris Huskilson
CHIEF OPERATING OFFICER
NOVA SCOTIA POWER INC.
David McD. Mann
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

THE ENERGY VALUE CHAIN
Emera is building its business along the energy value chain, connecting electricity and other energy products and services with natural gas infrastructure...stretching from offshore Nova Scotia to New York state... and reaching from today toward tomorrow.



Bangor Hydro
ELECTRICITY TRANSMISSION AND DISTRIBUTION IN MAINE
Emera Energy
BUSINESS DEVELOPMENT AND ENERGY SERVICES ACROSS THE ENERGY VALUE CHAIN
Emera Fuels
FUEL OIL DELIVERY THROUGHOUT THE MARITIMES



BANGOR
HALIFAX
BOSTON
NEW YORK


Greyhawk Storage
PURSUING NATURAL GAS STORAGE IN U.S. NORTHEAST
Maritimes & Northeast Pipeline
NATURAL GAS TRANSPORTATION FROM NOVA SCOTIA TO THE NORTHEAST UNITED STATES
Nova Scotia Power
ELECTRICITY PRODUCTION, TRANSMISSION AND DISTRIBUTION IN NOVA SCOTIA
The Sable Project
NATURAL GAS PRODUCTION AND PROCESSING FROM NOVA SCOTIA'S OFFSHORE

C
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DOVER FLOUR MILLS, A LEADER IN CANADA'S FOOD INDUSTRY, IMPLEMENTED THE SEIS ENERGY TRACKING SYSTEM AT ITS HALIFAX PLANT A YEAR AGO. SINCE THEN, DOVER HAS IDENTIFIED NUMEROUS ENERGY SAVING OPPORTUNITIES AND IS USING THIS KNOWLEDGE TO BENEFIT ITS OTHER OPERATIONS AS WELL.

Information is Power. Nova Scotia Power operates in an increasingly dynamic environment of operational, regulatory and environmental circumstances. The customer is our compass as we navigate through the sea of change, and understanding and satisfying customer needs is our strategy for success.

We work hard to provide tailored pricing and service options that demonstrate real energy value. For example, the "Smart Energy Information System" (SEIS) provides commercial and industrial customers with an energy management tool to track consumption and refine production processes in order to improve energy efficiency.

Customers are influencing policy decisions as well. In response to customer interest, and demonstrating its commitment to improving environmental performance, NSPI is launching a Green Power initiative to develop and market renewable energy offerings.



BANGOR HYDRO-ELECTRIC MAINTAINS AND OPERATES OVER 8,000 KILOMETRES OF TRANSMISSION AND DISTRIBUTION LINES. ITS CUSTOMER BASE IS ALMOST EVENLY DISTRIBUTED BETWEEN INDUSTRIAL, COMMERCIAL AND RESIDENTIAL ACCOUNTS, MAKING IT VERY SIMILAR TO NOVA SCOTIA POWER'S.

Powering Emera's Growth Emera's acquisition of Bangor Hydro-Electric in late 2001 expands our utility business into the U.S. northeast, adds 110,000 new customers, and provides solid earnings and strong cash flow.

Getting the most out of an acquisition depends on successful integration. Bangor Hydro and Emera have very similar corporate cultures – not surprising, in light of the geographic and historical ties that link the Maritimes and Maine. The moment the deal closed, Emera and Bangor Hydro teams began working together to share and implement best practices in operational processes, maintenance, customer service, environment and safety.

The companies are also working together to develop a new alternative rate plan for Bangor Hydro that will share the benefits of efficiency gains over the next several years between customers and shareholders. Looking forward, this U.S. investment provides Emera with a perch from which to learn more about competitive electricity environments, and to find opportunities for further growth in the strong northeast energy market.



A RECENT CUSTOMER SURVEY LAUDS EMERA FUELS' "FRIENDLY" AND "RESPONSIVE" SERVICE AND SUPPORTS THE COMPANY'S GROWING MARKET PRESENCE.

A Driving Force [illegible] to build its business and its brand. In the past year, [illegible] expanded its regional market presence, and now serves [illegible] in Prince Edward Island in addition to its commercial, industrial and residential customers in Nova Scotia and New Brunswick. A motivated and focused team is behind the company's success. [illegible] customer approach to sales and service has won [illegible] employees on managing costs in order to give customers the best [illegible] possible.



EMERA ENERGY MANAGES EMERA'S INTEREST IN THE SABLE OFFSHORE ENERGY PROJECT. LAYING 200 KILOMETRES OFF THE COAST OF NOVA SCOTIA, THE SABLE NATURAL GAS FIELDS PRODUCE 550 MILLION CUBIC FEET OF GAS PER DAY.

Energy from the Sea Emera's acquisition of an 8.4% interest in the Sable Offshore Energy Project (SOEP) complements our investment in the Maritimes & Northeast Pipeline, and puts us at the hub of everything that is happening with Nova Scotia's offshore gas development. And it means that a Nova Scotia company has a stake in the infrastructure supporting this new industry so important to the regional economy, and the northeast energy market.

Tier I of the Sable project currently has three developed wells off the Scotia Shelf, producing 550 million cubic feet of natural gas a day. The first of three new wells constituting Tier II is under development, and is scheduled to come on stream in 2003. Emera's Sable infrastructure investment is consistent with our skill set and risk profile. The gas reserves related to our interest are beneficially owned by Pengrowth Energy Trust, and processed through the Emera facilities.

Our SOEP and M&NP investments are managed under the umbrella of Emera Energy. Emera Energy will continue to provide energy services and build our portfolio of natural gas infrastructure assets as the east coast energy industry expands. We will seek out additional investments along the energy value chain, "from the well-head to the burner tip" in energy transportation, storage and processing.

"EMERA intends to leverage our core strengths here in Nova Scotia and seek out opportunities in new markets, and in energy businesses that offer a strategic fit."

David Mann
President and CEO
Emera Inc.
Emera's Annual General Shareholders Meeting
May 2001

"With a strong foundation in the power business, Emera IS ideally situated to take advantage of the burgeoning East Coast energy play."

Nova Scotia Business Journal
Autumn 2001

"The key to BUILDING a strong industry is making strong partnerships. Emera and Maritimes & Northeast Pipeline have greatly benefited from our association this past year."

Phillip Knoll
President
Maritimes & Northeast Pipeline

"As perhaps the company most affected by the guidelines in the new energy strategy, Nova Scotia Power has embraced AN environmentally and socially responsible approach to power generation."

David Morse
Nova Scotia Minister of Environment and Labour
in a letter to David Mann
December 2001

"Emera is playing an active role in developing the ENERGY sector in the region as a foundation for its own growth and diversification."

NS Open to the World Magazine
September 2001

"We want to be in a business that allows us to invest and integrate across the

VALUE CHAIN."

Wayne Rousch
Senior Vice President, Business Development
Emera Energy Inc.
Oil and Gas Magazine
June 2001

T R A N S F O R M



EMERA'S "GOOD NEIGHBOUR" PROGRAM FOCUSES ON YOUTH SAFETY, EDUCATION, THE ENVIRONMENT AND THE STRENGTHENING OF LOCAL COMMUNITIES.

BLUE SKIES AND SAFE PASSAGE

The very nature of Emera's business means we are an essential part of society's infrastructure. As such, leadership is not an option. For us, corporate social responsibility means creating economic growth while caring for our employees, society and the environment. This so-called "triple line" approach focused our efforts on safety, community involvement and environmental management in 2001.

Fostering a safety culture remains a key priority across Emera. We are seeing results. With its consistent second-place ranking over the past four years, Nova Scotia Power is the safest electrical utility in Canada.

Our "Good Neighbour" corporate giving program continues to thrive due to strong employee commitment. Hundreds of charities and organizations benefit from the volunteer time and talents of Emera employees. They also share in the record $180,000 in cash donated by employees – and matched by Emera for a total of $360,000. This is the single largest private sector fundraising activity in Nova Scotia.

Environmental management systems (EMS) are an integral part of our operations. As Emera continues to grow, ISO 14000 equivalent EMS will be implemented across all our businesses. This year we are also seeing reductions in air emissions due to the use of lower sulfur coal and maximizing fuel switching options, including natural gas.

Management's Discussion and Analysis (MD&A) provides a review of the results of operations of Emera Inc. and its primary subsidiaries and investments during 2001 relative to 2000, and its financial position at December 31, 2001. Certain factors that may impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the company to be materially different from those expressed or implied. To enhance shareholders' understanding, certain multi-year historical financial and statistical information is presented. This discussion and analysis should be read in conjunction with the Emera Inc. audited consolidated financial statements and supporting notes. Throughout this discussion, "Emera Inc." and "Emera" refer to Emera Inc. and all of its consolidated subsidiaries and affiliates.

Earnings

NET EARNINGS APPLICABLE TO COMMON SHARES ROSE TO $114.2 MILLION IN 2001, COMPARED TO $104.4 MILLION IN 2000. EARNINGS PER SHARE WERE UNCHANGED, AT $1.20, REFLECTING THE $0.07 PER SHARE DILUTIVE EFFECT OF A COMMON SHARE ISSUE IN THE FIRST QUARTER OF THE YEAR.

Acquisitions

ACQUIRED BANGOR HYDRO ELECTRIC COMPANY ON OCTOBER 10, 2001 FOR $316.6 MILLION; AND AN 8.4% INTEREST IN THE SABLE OFFSHORE ENERGY PROJECT OFFSHORE PLATFORMS AND SUBSEA GATHERING LINES FOR $53.1 MILLION

Electric Revenue

A RETURN TO NORMAL TEMPERATURES, INCREASED EXPORT SALES, AND THE ACQUISITION OF BANGOR-HYDRO ELECTRIC COMPANY CONTRIBUTED TO A 12.7% INCREASE IN ELECTRIC REVENUES, WHICH GREW FROM $813.3 MILLION IN 2000 TO $914.7 MILLION IN 2001.

Dividends

EMERA MAINTAINED ITS COMMITMENT TO DIVIDEND GROWTH, INCREASING THE COMMON SHARE DIVIDEND BY [illegible], TO [illegible] IN 2001.

Operating Cash Flow

OPERATING CASH FLOW INCREASED TO $236.9 MILLION IN 2001, FROM $231.1 MILLION IN 2000. OPERATING CASH FLOW PER COMMON SHARE DECLINED FROM $2.65 IN 2000 TO $2.48 IN 2001, DUE TO THE DILUTIVE EFFECT OF THE COMMON SHARE ISSUE IN MARCH.

Introduction

Emera Inc. is a diversified energy and services company, which incorporates three primary operating units:

- Emera's largest subsidiary is **Nova Scotia Power Inc. (NSPI)**, a wholly owned, fully integrated electric utility, with $2.9 billion of assets, serving 440,000 customers. NSPI is the primary electricity supplier in Nova Scotia, providing the vast majority of the generation, transmission and distribution of electricity in the province.
- **Bangor Hydro-Electric Company (Bangor Hydro)** is a wholly owned regulated electricity transmission and distribution company with $800 million of assets serving 107,000 customers in eastern and central Maine. Emera's acquisition of Bangor Hydro-Electric Company was completed on October 10, 2001, and the consolidated financial statements include the results of operations of Bangor Hydro since that date.
- **Emera Energy** includes Emera Fuels, a fuel oil distribution business operating in the Maritimes; the company's interests in the Maritimes & Northeast Pipeline and the Sable Offshore Energy Project; and business development activities. At December 31, 2001 Emera Energy had assets of $232 million.

The operating units assume responsibility for their operating results measured as earnings before interest, taxes. They are supported by Emera Corporate. This Management's Discussion and Analysis presents information by operating unit, beginning with an overview of each business; followed by a discussion of its 2001 operating results; details of debt management, which is centrally controlled, but attached to operating entities; and finally an outlook for 2002. Interest, taxes, non-controlling interest, liquidity and capital resources and the discussion of business risks and enterprise risk management are presented on a consolidated basis.

Earnings before interest and taxes (millions of dollars):	2001	2000
Nova Scotia Power	$ 263.9	$ 259.3
Bangor Hydro-Electric	14.3	–
Emera Energy	10.7	2.6
Emera Corporate	(4.4)	0.3
Earnings before interest and taxes	284.5	262.2
Interest	143.3	135.4
Earnings before taxes	141.2	126.8
Taxes	14.8	12.5
Non-controlling interest	12.2	9.9
Consolidated net earnings	$ 114.2	$ 104.4

	2001	2000	1999
Earnings per common share	$ 1.20	$ 1.20	$ 1.16
Operating Cash Flow (millions)	$ 236.9	$ 231.1	$ 226.5
Operating Cash Flow per common share	$ 2.48	$ 2.65	$ 2.60
Dividends per common share	$ 0.85	$ 0.84	$ 0.83

Nova Scotia Power Inc.

OVERVIEW

NSPI is the primary electricity supplier in Nova Scotia, providing 97% of the generation, 99% of the transmission and 95% of the distribution of electricity in the province. The company owns 2,183 megawatts (MW) of generating capacity. 58% is coal-fired; oil and natural gas fired facilities together comprise another 25% of capacity; and hydro production provides the remainder. As part of its commitment to offer "green power" alternatives to customers, NSPI is in the process of adding wind turbines to the generating capacity and investigating the potential of purchasing up to 50MW of renewable energy from independent power producers.

NSPI's vision is to be "the customer's choice in energy and services", and the company is committed to providing customers with the best service, at the best possible price. 2001 was the fifth consecutive year without an electricity price increase in Nova Scotia. Ongoing focus on controlling fuel costs, and efforts to increase utilization of generation facilities are two key elements of NSPI's operational strategy for competitive pricing.

Pricing initiatives are important, but they must be combined with service enhancements if NSPI is to be the supplier of choice. The company is committed to understanding the needs of its 440,000 customers, and to developing energy solutions that meet those needs. Improving reliability, providing a variety of pricing options, partnering with customers to identify ways to reduce energy costs, and enhancing customer communication channels are examples of NSPI's continuous improvement efforts in the area of service quality.

NSPI is a public utility as defined in the Public Utilities Act (Nova Scotia) and is subject to regulation under the Act by the Utility and Review Board (UARB). The Act gives the UARB supervisory powers over NSPI's operations and expenditures. Electricity rates for NSPI's customers are also subject to UARB approval. The UARB also regulates NSPI's capital structure, currently limiting common equity (common share capital and retained earnings) to 35% of total capitalization. The company is not subjected to an annual rate review process, but rather participates in hearings from time to time at the company's or the regulator's request.

In December 2001 NSPI filed an application with the UARB wherein it requested an average 8.9% increase in electricity rates, the first such application since 1995. The rate increase, if approved, is expected to take effect in 2002. The company cited rising fuel costs, resulting from high world coal prices compounded by an eroding Canadian dollar, as the primary driver of the application. The company also requested an adjustment to its capital structure increasing the common equity component from 35% to 40–45%. The particulars of the rate application are also described in the NSPI Outlook section of the MD&A.

REVIEW OF 2001

NSPI Earnings before interest and taxes (millions of dollars):	2001	2000
Electric revenues	$ 832.7	$ 813.3
Fuel for generation and power purchased	300.2	273.9
OM&G	156.8	156.7
Provincial grants and taxes	20.2	17.7
Depreciation	99.6	97.1
Amortization	3.0	19.0
Other	(11.0)	(10.4)
Earnings before interest and taxes	$ 263.9	$ 259.3

In 2001, NSPI's contribution to earnings before interest and taxes increased to $263.9 million from $259.3 million in 2000; its contribution to consolidated net earnings applicable to common shares increased to $105.1 million from $103.7 million in 2000. NSPI earned a return on common equity of 10.9%.

REVENUE

Electric Sales Volume (GWh)	2001	Sales Mix %	% Change 00 – 01	2000	Sales Mix %	% Change 99 – 00	1999	Sales Mix %
Residential	3,756.7	34.4	3.4	3,632.1	34.1	3.9	3,494.6	33.7
Commercial	2,724.9	25.0	2.4	2,661.9	25.0	3.1	2,582.8	24.9
Industrial	3,831.6	35.1	(2.2)	3,917.2	36.8	2.1	3,834.8	37.0
Other	592.6	5.5	33.2	445.0	4.1	(1.8)	453.2	4.4
Total	10,905.8	100.0	2.3	10,656.2	100.0	2.8	10,365.4	100.0

Electric Sales Revenue (millions of dollars)	2001	Sales Mix %	% Change 00 – 01	2000	Sales Mix %	% Change 99 – 00	1999	Sales Mix %
Residential	362.1	43.5	3.0	351.6	43.2	3.2	340.6	43.1
Commercial	232.7	27.9	2.3	227.4	28.0	2.8	221.3	28.0
Industrial	197.3	23.7	–	197.3	24.3	1.9	193.7	24.5
Other	40.6	4.9	9.7	37.0	4.5	6.9	34.6	4.4
Total	832.7	100.0	2.4	813.3	100.0	2.9	790.2	100.0

Residential Revenue – Residential revenue increased 3% to $362.1 million in 2001 from $351.6 million in 2000. The increase reflects a return to normal temperatures in the first three quarters of the year, after several years of warmer weather. NSPI's residential load generally comprises appliance usage and lighting (60%); space heating (20%); and water heating (20%).

Commercial Revenue – Commercial revenue increased 2.3%, from $227.4 million in 2000 to $232.7 million in 2001. NSPI's commercial customer base includes everything from small retail operations, to large office and commercial complexes, and the province's universities and hospitals. Higher commercial revenues were driven by volume increases, consistent with growth in the provincial economy.

Industrial Revenue – Industrial revenue was unchanged compared to 2000 at $197.3 million. A 2.2% decrease in industrial sales volumes reflects the shutdown of Sydney Steel, and reduced activity at a small number of customers due to the slowdown of the North American economy. The revenue impact of these volume decreases was offset by annual industrial rate adjustments made under approved formulae.

Other Electric Revenue – Other electric revenue increased from $37.0 million in 2000 to $40.6 million in 2001. This increase was driven by an approximately 80% increase in export sales volumes, which grew from 181 MW to 324 MW.

Revenue/MWh – Revenue/MWh remained stable at $76. As part of its long-term competitive strategy, NSPI is focused on price stability for customers, and 2001 marked the fifth consecutive year without a general electricity price increase in the province. Stability in pricing, and little change in relative weighting of residential, commercial, and industrial sales kept total revenue/MWh consistent with last year.

FUEL FOR GENERATION AND POWER PURCHASED

Capacity – Management of capacity is a critical element of operating efficiency. The provision of sufficient generating capacity to meet peak demand inevitably results in excess capacity in non-peak periods. NSPI's daily load is highest in the early evening; its seasonal load is highest through the winter months. Summer cooling load is not a significant factor.

To ensure reliability of service, NSPI maintains a generating capacity greater than firm peak demand. Generating capacity is composed of 2,183 megawatts of thermal and hydroelectric plant and 25 megawatts contracted with independent power producers. This capacity maintains a planned generation reserve margin of at least 20%, which can be expanded further with an interruptible load of 16%.

NSPI's capacity management strategy is to encourage customers to consume electricity in non-peak periods, so as to enhance overall plant utilization and defer significant investment in additional generation capacity. Real time pricing encourages larger customers who have the ability to shift electricity consumption to non-peak times when marginal costs of electricity production are lower. Time of use pricing, coupled with technology and appliances motivates residential customers similarly. These pricing alternatives support NSPI's objective of increasing efficiency and capacity utilization by moving demand from peak to non-peak periods, and illustrates the company's commitment to its customers, by providing them with options for managing energy costs. During 2001, residential customers who took advantage of time of use rates moved 50 MW of electricity sales to non-peak hours.

Production Volume (GWh)	2001	Fuel Mix %	% Change 00 – 01	2000	Fuel Mix %	% Change 99 – 00	1999	Fuel Mix %
Coal	8,854.8	76.0	(0.1)	8,863.7	77.5	13.4	7,816.0	70.5
Natural Gas	1,129.1	9.7	2,477.9	43.8	0.4	100.0	–	–
Oil	690.7	5.9	(48.7)	1,347.8	11.8	(28.0)	1,870.9	16.9
Hydro	692.2	5.9	(21.4)	881.2	7.7	(10.1)	980.7	8.9
Purchased Power	279.4	2.5	(5.4)	295.2	2.6	(28.2)	411.3	3.7
Total	11,646.2	100.0	1.9	11,431.7	100.0	3.2	11,078.9	100.0

Average Unit Fuel Costs

($ per MWh)	2001	% Change	2000	% Change	1999
	$ 25.78	7.6	$ 23.96	(0.8)	$ 24.14

Fuel Expense

Coal is the utility's dominant fuel source, and has the lowest per unit fuel cost, after hydro production, which has no fuel cost component. Oil and natural gas are next, depending on the relative pricing. Purchased power is generally the most expensive option.

In 2001, fuel for generation and power purchased increased 9.6% over 2000, from $273.9 million to $300.2 million. Approximately $7 million of the increase resulted from higher sales volumes. Higher prices for coal, oil and petroleum coke contributed approximately $30 million; and decreased hydro production due to a late spring thaw and dryer conditions all year, resulted in approximately $7 million of additional costs, as hydro production was replaced with higher cost alternatives. These negative factors were mitigated by net proceeds on the sale of natural gas, primarily in the first quarter; and, as gas prices declined, the active management of fuel switching capability, resulting in an increased gas burn, and gains realized on related gas sales hedges that were no longer required. The net effect of all of these factors was an increase in the average fuel cost per MWh of power produced, to $25.78 in 2001 from $23.96 in 2000.

The company manages exposure to commodity price risk utilizing a combination of physical fixed-price fuel contracts and financial instruments providing fixed or maximum prices. Foreign exchange risk is managed through forward and option contracts. Further details on the company's fuel cost risk management strategies are included in the Business Risks and Enterprise Risk Management section.

OPERATING, MAINTENANCE AND GENERAL EXPENSES

NSPI's operating, maintenance and general expenditures (OM&G) remained steady during 2001, at $156.8 million, compared to $156.7 in 2000.

NSPI is committed to increasing the reliability of its generation and distribution systems. Accordingly, it is necessary to invest to ensure that plants are well maintained, that the likelihood of outages of the distribution system occurring is minimized, and that when outages occur they are quickly corrected. To that end NSPI increased maintenance in some plants in 2001, increased the scope of its vegetation management program, and performed increased maintenance on the distribution system.

In addition, in order to better understand and respond to customer needs, and provide enhanced service, NSPI initiated new programs in its marketing and sales function.

The increased costs associated with the initiatives described above, were offset by a $10.6 million decrease in employee future benefits expense year over year. Current accounting directives require the company to recognize a "valuation adjustment" when the pension asset on the balance sheet exceeds a cap, which is partially determined by the amount of pension surplus. In 2000, NSPI expensed a valuation adjustment of $8.1 million. With the weaker market performance of 2001, the company's pension surplus was significantly reduced, requiring the reversal of the valuation adjustment booked in 2000. Partially offsetting this favorable impact on employee future benefits expense was a reduction in the return on pension assets assumption from 9.75% to 8.0%.

GRANTS IN LIEU OF PROPERTY TAXES

NSPI pays annual grants to municipalities in Nova Scotia, in lieu of all municipal taxation other than deed transfer tax. Since 1998, it has also been required to make a grant to the Province of Nova Scotia, commencing with $2.0 million in the first year, and increasing by $2.0 million each year, to an annual maximum of $10.0 million. In 2001, the grant to the Province reached $8.0 million, up from $6.0 million in 2000. Total grants to municipalities and the province increased to $13.2 million compared to $11.0 million in the prior year.

DEPRECIATION

NSPI depreciation expense increased slightly in 2001 to $99.6 million from $97.1 million in 2000 as a result of the higher cost of in-service assets throughout 2001.

AMORTIZATION

In 2000, NSPI concluded that its Glace Bay generating station, which was taken out of service in 1995, should be permanently shut down and, accordingly, written off.

In circumstances where the carrying value of an asset to be written off is significant, NSPI's regulated accounting policy provides for amortization of the net book value of the asset on a straight-line basis over five years. Instead of straight-line amortization, the UARB has allowed NSPI flexibility in determining the annual write-off of the Glace Bay station in order to support rate stability. For 2001, $3.0 million (2000 – $10.0 million) has been written off, and is included in amortization expense.
The amount remaining to be written off over the next three years is $25.7 million, including allowance for funds used during construction recorded to December 31, 2001.

Also included in amortization expense for 2000 was $9.0 million representing full accrual of estimated site restoration costs for the Glace Bay facility.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

NSPI provides for the financing costs associated with construction work-in-progress by capitalizing an allowance for funds used during construction (AFUDC) as an addition to the cost of property constructed. This amount is charged to operations through depreciation over the service life of the related assets, and recovered through future revenues. The capitalization rate for 2001 was 9.32% (2000 – 9.06%), resulting in $5.1 million in AFUDC (2000 – $4.8 million).

COMMON EQUITY

The Utility and Review Board regulates NSPI's capital structure, currently limiting common equity (common share capital and retained earnings) to 35% of total regulated capitalization. NSPI is near that limit at the end of 2001. The company's strategy is to service additional demand primarily through enhanced capacity utilization, and therefore it is not anticipating significant growth in its net asset base. This means that common equity, which would otherwise grow every year with the addition of earnings less dividends, must be maintained at the allowable limit by paying out a significant portion of the earnings to the parent company, Emera Inc. As a part of the previously discussed application for a general rate increase, NSPI is seeking to raise the common equity limit to 40–45% of capitalization.

DEBT MANAGEMENT

The weighted-average coupon rate on NSPI's long-term debt outstanding at December 31, 2001, was 7.59% (2000 – 7.59%). 61% of the debt matures over the next ten years; 35% matures between 2015 and 2036; and $50.0 million, or 4% matures in 2097. The quoted market-weighted-average interest rate for the same or similar issues of the same remaining maturities was 5.32% as of December 31, 2001 (2000 – 6.26%).

In 2001, NSPI issued $150.0 million of medium term notes (2000 – $15.0 million) with a 7.4% coupon, yielding 6.6% (2000 – 7.3% coupon yielding 6.1%). $75.0 million of these notes will mature in February 2004, and $75.0 million will mature in July 2031. These notes were issued to replace maturing long-term debt and to replace short-term debt.

NSPI has established the following short-term credit facilities:

- $350 million commercial paper program secured with a 100% backup line of credit;
- $100 million operating line of credit.

NSPI CREDIT RATINGS	DBRS		S&P	
	2001	2000	2001	2000
Long Term Corporate	A (Low)	A (Low)	BBB+	A-
Senior Unsecured Debt	A (Low)	A (Low)	BBB+	A-
Preferred Stock	Pfd-2 (Low)	Pfd-2 (Low)	P-2 (Low)	P-2
Commercial Paper	R-1 (Low)	R-1 (Low)	A-1 (Low)	A-1 (Low)

Late in 2001, Standard & Poor's (S&P) lowered its long-term corporate credit rating on NSPI to BBB+ from A; its senior unsecured debt rating to BBB+ from A-; and its preferred stock rating to P-2 (Low) from P-2. S&P noted the outlook is stable. S&P cited the Province of Nova Scotia's announcement that it intends to gradually introduce competition within the electricity sector as the reason for the change.

Based on our available credit and credit ratings, and past experience in public financing since privatization, NSPI expects to have access to capital when needed.

ACCOUNTS RECEIVABLE SECURITIZATION

NSPI signed an agreement with a Canadian chartered bank in March 1997, whereby it can sell accounts receivable to the bank on a revolving basis. As of December 31, 2001, the company had sold $71.0 million of accounts receivable (2000 – $72.0 million). The net proceeds from the sale were used to repay a portion of the company's debt, thereby reducing net interest costs. The agreement is in place until 2002. A new agreement is currently under negotiation, and is expected to be substantially similar to the current agreement.

OUTLOOK

RATE APPLICATION

The outlook for Nova Scotia Power for 2002 is substantially dependent on the outcome of the company's rate application, filed in December 2001, wherein the company requested an average 8.9% increase in electricity rates. The magnitude of any approved rate increase, and the timing of implementation will have a material impact on revenues, and ultimately, earnings. The company believes the implementation date will not be before mid-2002, but could be later. There is no provision for retroactive application of rate increases. The following commentary reflects the information filed in support of the rate increase.

ELECTRIC SALES

Electric sales volume is expected to increase approximately 3% in 2002, consistent with historical growth patterns. Electric sales revenue will increase with volume, and is also expected to increase up to an additional 5%, depending on the outcome of the rate application referred to above.

FUEL

Costs for fuel and purchased power are expected to increase by approximately 20% in 2002, mainly as a result of the high price of coal on the world market, compounded by an erosion in the value of the Canadian dollar relative to its US counterpart.

The vast majority of NSPI's fuel supply is expected to come from international suppliers in 2002, and is subject to commodity price and foreign exchange risk. As part of its Enterprise Risk Management program, the company manages commodity-pricing risk utilizing a combination of physical fixed-priced fuel contracts and financial instruments providing fixed or maximum prices. Forward contracts are used to manage the exposure to fluctuating U.S. dollar exchange rates. Additional details on the company's Enterprise Risk Management activities are included in the Business Risks and Enterprise Risk Management section.

OPERATING, MAINTENANCE AND GENERAL EXPENSES

Operating, maintenance and general expenses in 2002 are expected to increase by up to 5%, reflecting the continuation of the company's ongoing capacity management, reliability, and customer service initiatives, and a non-recurring favourable pension adjustment in 2001.

GRANTS IN LIEU OF PROPERTY TAXES

In accordance with the annual escalation in provincial grants, grants in lieu of property taxes to municipalities and the Province of Nova Scotia are expected to increase by $2 million in 2002, to approximately $15 million.

AMORTIZATION

Included in the company's rate application is a provision for $6.2 million of amortization related to the write-off of the Glace Bay generating station.

CAPITAL EXPENDITURES

NSPI's capital expenditure budget is approximately $115 million in 2002.

Bangor Hydro-Electric Company

OVERVIEW

In October 2001 Emera completed the acquisition of Bangor Hydro-Electric Company (Bangor Hydro) for cash consideration of $316.6 million. Bangor Hydro is the second largest electric utility in Maine and greatly enhances Emera's presence in the Northeast energy market. Since the restructuring of the electricity sector in Maine in 2000, the Company's core business has been the transmission and distribution of electricity. Bangor Hydro is regulated by the Maine Public Utilities Commission (MPUC) and the Federal Energy Regulatory Commission (FERC).

REVIEW OF 2001

Bangor Hydro Earnings before interest and taxes (millions of dollars):	For the 82 day period from October 10 to December 31, 2001
Electric revenues	$ 82.0
Fuel for generation and power purchased	40.6
OM&G	17.7
Depreciation	3.5
Amortization	6.3
Other	(0.4)
Earnings before interest and taxes	$ 14.3

Since the date of acquisition, October 10, 2001, Bangor Hydro has contributed $14.3 million to Emera's earnings before interest and taxes; and $5.4 million to consolidated net earnings applicable to common shareholders.

REVENUE

Electric Sales Volume (GWh)	2001	Sales Mix %
Residential	145.0	31.2
Commercial	137.4	29.6
Industrial	120.9	26.0
Other	61.5	13.2
Total	464.8	100.0

Bangor Hydro's electric revenue for the period since acquisition was $82.0 million, and was comprised of two elements:

- Approximately 66% of electric revenue is derived from facilitating the transmission and distribution of the electric supply.
- Approximately 34% of electric revenue since the date of acquisition was derived from the sale of electricity. The MPUC has required Bangor Hydro to provide a standard-offer service to customers who chose not to exercise their option to purchase electricity from a competitive supplier. The MPUC sets the rates for this standard-offer service that will approximate the company's cost of providing the service and includes no margin. If Bangor Hydro's costs exceed the allowed rates, they are permitted to defer the difference and recover it in future periods.

FUEL FOR GENERATION AND POWER PURCHASED

As part of the restructuring of the electricity industry in 2000, Bangor Hydro was required to dispose of its generating assets. It has entered into contracts with various electricity suppliers to purchase substantially all of the electricity that it requires. The company maintains a small amount of generating capacity to serve as a contingent source of electricity if others fail. In the period since its acquisition by Emera Bangor Hydro has generated only 2.5% of the total electricity it distributed.

The total cost of fuel and purchased power for the period since acquisition is $40.6 million, including $26.8 million to purchase power to supply standard-offer customers.

OPERATING, MAINTENANCE AND GENERAL EXPENSES

Operating, maintenance and general expenses totalled $17.7 million for the period since acquisition.

REGULATORY AMORTIZATION

In accordance with rate and accounting orders issued by the MPUC, Bangor Hydro has recorded numerous regulatory assets and liabilities on its balance sheet. These regulatory assets and liabilities are being amortized over various lives through charges to earnings. For the period since acquisition, this amortization amounted to $6.3 million.

DEBT MANAGEMENT

The weighted-average coupon rate on Bangor Hydro's long-term debt outstanding at December 31, 2001, was 7.71%. 72% of the debt matures over the next ten years; the remaining issues mature by 2022. The quoted market-weighted-average interest rate for the same or similar issues of the same remaining maturities was 5.05% as of December 31, 2001.

Bangor Hydro has established the following short-term credit facilities:

- $48 million (US$30 million) unsecured revolving credit facility;
- $16 million (US$10 million) operating line of credit.

BANGOR HYDRO CREDIT RATINGS	S&P	
	2001	2000
Long Term Corporate	BBB	BBB-
Senior Secured Debt	BBB+	BBB

Late in 2001, Standard & Poor's (S&P) raised its long-term corporate credit rating on Bangor Hydro to BBB from BBB-, and its senior secured debt rating to BBB+ from BBB, with a stable outlook. S&P cited a measure of implicit support from Emera as parent company to Bangor Hydro, and noted that Bangor Hydro stands to benefit from its association with Emera in terms of financial and managerial support.

Based on available credit and credit ratings, and past experience in public and private financing, Bangor Hydro expects to have access to capital when needed.

OUTLOOK

Bangor Hydro has received the commitment of the MPUC and intervening parties to begin negotiations towards an Alternative Rate Plan (ARP) that all parties can support. If this negotiation is successful, the resulting ARP will incorporate performance based rate mechanisms. In addition, through 2002, Bangor Hydro will be implementing initiatives resulting from internal Work Management performance improvement projects. As part of the foregoing, the organizational structure is being modified to more effectively support transmission and distribution asset management excellence in a performance-based regulatory regime, while building upon Bangor Hydro's superior customer service capabilities.

Emera Energy

OVERVIEW

Emera created Emera Energy in 2001 to manage its growing gas infrastructure investment portfolio, and to seek out opportunities for additional investment along the energy value chain in northeast North America. Emera Energy's operations currently consist of:

- An 8.4% interest in the offshore platform and sub-sea gathering lines of the Sable Offshore Energy Project (SOEP), acquired in 2001. SOEP has three offshore platforms in operation – North Triumph, Venture, and Thebaud – and currently produces an average of 550 million cubic feet of gas per day and 20,000 barrels per day of natural gas liquids. Emera structured an innovative partnership with Pengrowth Energy Trust, whereby Pengrowth acquired effective interest in 8.4% of the SOEP reserves and related discovery areas and committed to continued development expenditures up to the wellhead. Pengrowth has contracted with Emera to utilize Emera's infrastructure assets to transport and process its gas and natural gas liquids, and to pay Emera a fee for each unit of volume produced and processed.

- A 12.5% interest in the $2.1 billion, 1000 kilometre Maritimes & Northeast Pipeline (M&NP), which transports natural gas from the Sable Offshore Energy Project to markets in Maritime Canada and the northeastern United States. M&NP is regulated by the National Energy Board in Canada, and the Federal Energy Regulatory Commission in the U.S., and has an overall allowed rate of return on equity of approximately 13.5%. The investment is accounted for on the equity basis. Emera's equity investment as at December 31, 2001 was $79.6 million (2000 – $67.0 million).
- Emera Fuels, an unregulated subsidiary, distributes home heating oil, heavy fuel oil, lubricants and related products to over 22,000 customers in Nova Scotia, New Brunswick, and Prince Edward Island. Emera Fuels is focused on growing its energy distribution business by adding new product lines, entering new geographic markets and increasing market share with effective marketing and quality customer service. It is also expected to expand through acquisitions.

REVIEW OF 2001

Emera Energy Earnings before interest and taxes (millions of dollars):	2001	2000
Fuel oil sales	$ 71.6	$ 73.8
M&NP equity earnings	10.0	6.0
SOEP processing fees	8.0	–
Expenses		
Cost of fuel oil sold	60.5	67.7
OM&G	7.1	4.6
Provincial taxes	0.5	0.5
Depreciation	4.9	0.7
Business development	5.9	3.7
Earnings before interest and taxes	$ 10.7	$ 2.6

In 2001, Emera Energy contributed $10.7 million to Emera's earnings before interest and taxes, compared to $2.6 million in 2000.

The SOEP acquisition was a significant factor in the increase, adding $4.1 million in earnings before interest and taxes in 2001.

M&NP's after tax equity earnings increased to $10.0 million in 2001, from $6.0 million in 2000. The 2000 results are net of a $2.0 million one-time write-off of disallowed pipeline construction costs.

Emera Fuels' revenues decreased 3% during 2001, to $71.6 million from $73.8 million in 2000, as a result of lower commodity prices. Nonetheless, gross margin increased by $5.0 million, to 15.5% of revenues, compared to 8.3% in 2000, when high commodity prices and warmer than normal weather put severe pressure on margins. This increase also reflects management's focus on margin improvement, and a shift in sales mix from heavy fuel oil to higher margin light fuel oil. As a result, Emera Fuels' earnings before interest and taxes increased to $2.8 million in 2001, compared to $1.4 million in 2000.

Business development expenses were $5.9 million in 2001, compared to $3.7 million in 2000.

OUTLOOK

The Sable Offshore Energy Project is developing the Alma field, the first of three fields that make up Tier 2 of the Project. Construction is expected to begin in 2002, with offshore installation of the Alma platform and jacket, and pipe laying activities in 2003, and production start-up anticipated by later that year. The Alma processing platform will be located in 67 metres of water and will be connected to the Thebaud central processing platform via a 50-kilometre sub-sea pipeline.

In the spring of 2002, the Maritimes & Northeast Pipeline expects to proceed with its Phase III expansion, which will connect M&NP to the Algonquin hubline, and ultimately to the 1,600 kilometre Algonquin pipeline system. The project includes construction of approximately 25 miles of onshore pipe from Methuen to Beverly, Mass.

Consistent with its strategy of pursuing opportunities along the energy value chain, Emera Energy has entered into a joint venture with Falcon Gas Storage to develop high deliverability, multi cycle gas storage in New York State. Four potential properties are currently being investigated for suitability. In addition, Emera Energy is establishing an energy services business, which will provide fuel procurement, transportation and storage management, origination and trading, commodity marketing and risk management services to other Emera companies.

Emera Corporate

OVERVIEW AND REVIEW OF 2001

Certain corporate-wide functions are carried out within Emera Corporate, such as strategic planning, treasury services, tax planning, and corporate governance. In addition, Emera Corporate serves as the financing vehicle for the corporation's business outside of its electric utilities. Subsidiaries whose operations are immaterial to the consolidated entity are also included in Emera Corporate.

In 2001, corporate expenses before interest and taxes totalled $4.4 million, compared to $1.7 million in 2000 (excluding the impact of a $2.0 million gain on the sale of telecom assets to Aliant Inc).

DEBT MANAGEMENT

Emera Inc. has established a $200 million operating line of credit, which the company uses to finance its own activities, and those of its subsidiaries outside of the electric utilities. Emera also has a $172.5 million credit facility which it used to fund acquisitions. The facility expires in April 2002, and will be replaced by other financing.

In 2001, Emera issued $20.0 million of notes, with an average 6.15% coupon.

The company has a shelf prospectus for the issue of $100 million of debt securities to the public. The securities may be either debentures or medium-term notes, and are available as funds are required until the prospectus expires in March, 2003. These funds will be used to provide financing for investment opportunities. At December 31, 2001, $90 million of the shelf prospectus remains available.

EMERA CREDIT RATINGS	DBRS		S&P	
	2001	2000	2001	2000
Long Term Corporate	BBB (High)	N/A	BBB+	A-
Senior Unsecured Debt	BBB (High)	N/A	BBB	BBB+

Late in 2001, Standard & Poor's (S&P) lowered its long-term corporate credit rating on Emera to BBB+ from A-, and its senior unsecured debt rating to BBB from BBB+, with a stable outlook. S&P cited the Province of Nova Scotia's announcement that it intends to gradually introduce competition within the electricity sector as the reason for the change.

Consolidated Interest, Taxes and Non-Controlling Interest

INTEREST

Consolidated interest expense increased to $143.3 million in 2001, from $135.4 million in 2000. The addition of Bangor Hydro accounted for $5.6 million of the increase. NSPI's interest expense increased marginally to $132.9 million in 2001 from $131.3 million in 2000. Savings due to reductions in the cost of short-term borrowings were offset by a change in the relative mix of short and long term financing.

The company manages exposure to interest rate risk through a combination of fixed and floating borrowing, and hedging. Interest rate swaps are the principal instrument used to hedge interest rate risk. Further details on the company's interest rate risk management strategies are included in the Business Risks and Enterprise Risk Management section.

TAXES

In accordance with ratemaking regulations established by the UARB, NSPI uses the taxes-payable method of accounting for income taxes. Bangor Hydro uses the future income tax method where allowed for ratemaking purposes. Emera's remaining subsidiaries follow the future income tax method of accounting for income taxes.

NSPI

NSPI is subject to provincial capital tax (0.25%), large corporations tax (0.225%), corporate income tax (44.12%) and Part VI.1 tax relating to preferred dividends (40%).

NSPI used sufficient capital cost allowance, cumulative eligible capital deductions and loss carry-forwards to eliminate corporate income tax from 1999 through 2001.

Therefore, in 2001 income tax costs consisted only of Part VI.1 tax on NSPI preferred dividends of $5.6 million (2000 – $5.1 million). For financial reporting purposes, the Part VI.1 tax is allocated between income tax expense and non-controlling interest (preferred dividends).

The company has filed income tax returns for previous years to claim deductions related to the capitalization of interest on assets constructed by its predecessor, Nova Scotia Power Corporation (NSPC), a provincial crown corporation. The assets were purchased by NSPI in the course of privatizing NSPC in 1992. The deductions created substantial tax depreciation and tax loss carryforwards that were used to eliminate income taxes payable through 2001. The Canada Customs and Revenue Agency (CCRA) disallowed the deductions claimed, and NSPI pursued the issue through to the Tax Court of Canada. On January 29, 2002, the Tax Court ruled in favor of Nova Scotia Power. The decision is subject to appeal, and therefore, it may be some time before the matter is finally resolved.

Without the benefit of this additional deduction, it is estimated that the company's cumulative tax liability at December 31, 2001 would have been approximately $110 million (2000 – $79 million). If the company is unsuccessful in this matter, it will apply to the UARB to recover these costs through the regulatory process.

NSPI was required to remit $25.0 million to CCRA on account of this matter, which will be repayable should the issue be finally resolved in the company's favor. The amount is included in Income Tax Receivable.

NON-CONTROLLING INTEREST

As explained above, non-controlling interest (preferred dividends) include an allocated portion of Part VI.1 tax. The increase in non-controlling interest is substantially due to the issue of First Preferred Series D shares in October 2000.

Liquidity and Capital Resources

CONSOLIDATED CASH FLOW HIGHLIGHTS

Operating cash flow consists of cash generated from operations before considering the effect of changes in working capital. During 2001, consolidated operating cash flow was $236.9 million, compared to $231.1 million in 2000. The acquisition of Bangor Hydro added $24.9 million of operating cash flow. This was substantially offset by results in NSPI, where increased cash expenses, particularly related to fuel, offset increased revenues.

Free cash flow is defined as cash provided by operating activities net of amounts required for capital investment and dividends on common shares. In 2001, the acquisition of two 50 MW combustion turbines; increased coal purchases in anticipation of the closure of the Cape Breton Development Corporation mine; and income tax remittances associated with the Section 21 case currently being litigated, caused free cash flow to decrease by $139.7 million from 2000 levels.

Net capital expenditures were $191.5 million in 2001, as compared to $122.6 million in 2000, reflecting the acquisition of the two combustion turbines referred to above.

PREFERRED SHARE ISSUE BY NSPI

During the year, substantially all of the remaining NSPI Series B Preferred Shares and Purchase Warrants were exchanged for Series C Preferred Shares for total proceeds of $10.9 million.

COMMON EQUITY ISSUE

On March 23, 2001, Emera completed an equity offering, issuing 10,350,000 new common shares for net proceeds of $161.0 million. The funds were used to refinance existing debt and bank indebtedness and to finance new capital expenditures and investments.

DIVIDEND POLICY AND PAYOUT RATIOS

For 2001, Emera Inc.'s common dividend rate increased to $0.85 per common share; the payout ratio increased modestly, to 71%, from 70% in 2000. In January 2002, the Board of Directors declared an increase in the 2002 first quarter common share dividend, to $0.2150 per share per quarter, from $0.2125 per share per quarter in 2001.

Business Risks and Enterprise Risk Management

RISK MANAGEMENT AT EMERA INC.

All significant risk management activities for Emera are monitored by the Executive Risk Management Committee to ensure the resulting exposure is within predefined tolerance levels.

The company's risk management activities are focused on those areas that most significantly impact profitability and quality of earnings. These risks include, but are not limited to, exposure to commodity prices, foreign exchange, and interest rates.

COMMODITY PRICES

Approximately 90% of the company's annual fuel requirement for 2002 is subject to fluctuations in commodity market prices, prior to any commodity price risk management activities.

COAL/PETROLEUM COKE

In 2002, substantially all of NSPI's coal supply will come from international suppliers at prevailing market prices. The company has entered into fixed-price contractual arrangements with several coal suppliers to ensure reliability of both fuel supply and price. Approximately 90% of coal and petroleum coke requirements for 2002 had been fixed as at December 31, 2001 at an average price of $3.15 per mmbtu delivered to the generating facilities. Physical contracts are used to hedge coal price risk due to the lack of liquidity in the financial markets for coal.

HEAVY FUEL OIL

NSPI manages exposure to changes in the market price of heavy fuel oil through the use of swap and option contracts. As at December 31, 2001, the price for all of the anticipated heavy fuel oil purchases for 2002, and approximately 40% of anticipated requirements for 2003 and 2004 had been fixed at an average price of $17.50 per barrel.

NATURAL GAS

The company has entered into a multi-year contract to purchase approximately 60 million cubic feet of natural gas per day. The contract fixes the price for a substantial portion of the gas volumes, with the balance exposed to market price fluctuations. The volumes exposed to market prices will be managed using either financial instruments or by selling natural gas at prices subject to market price fluctuations. NSPI's ability to sell natural gas is subject to the availability of pipeline transportation. The exposure to changes in gas prices for all anticipated gas purchases and sales for 2002 has been substantially reduced by December 31, 2001.

FUEL MIX

The risk inherent in the Canadian dollar cost of fuel is measured and managed on a portfolio basis. The ability to switch fuel provides a dynamic, operational and effective option in managing commodity price and supply risk.

FOREIGN EXCHANGE

In 2002, the company expects approximately 50% of its anticipated net fuel costs to be denominated in U.S. dollars, as $US income from sales of surplus natural gas will provide a natural hedge against a portion of $US denominated fuel costs. Forward and option contracts are used to manage the exposure to fluctuating $US exchange rates. Foreign exchange contracts are in place for approximately 50% of 2002 anticipated $US net fuel costs.

$US payments received from the U.S. portion of our investment in the Maritimes & Northeast Pipeline will be used to repay $US debt.

INTEREST RATES

Emera manages interest rate risk through a combination of fixed and floating borrowing and a hedging program. Prior to hedging, floating rate debt is estimated to represent approximately 25% of total debt in 2001. Interest forward rate agreements and swaps are used to fix rates on part of the floating rate debt, while interest rate caps are used to insure against extreme movements of interest rates on floating debt. In 2002, interest on approximately 67% of the company's anticipated floating debt is fixed at an average rate of 4.89%. An additional 15% is capped at an average rate of 6.71%.

Interest rate collars are used to partially hedge reinvestment risk on long-term fixed-rate debt. Fixed-rate debt maturities are limited in any one year and continually monitored to reduce rollover exposure.

WEATHER

Warm winters can have a negative impact on revenue and earnings. Electricity sales to residential and commercial customers for space heating during the winter months contribute significantly to the company's annual earnings. The company used financial instruments in 1999 through 2001 to protect earnings in the event of warmer-than-normal winter temperatures. Due to a return to normal temperatures NSPI received no proceeds on this contract in 2001. Similar contracts will not be purchased for 2002 as the increasing cost of such contracts outweighs the potential benefits.

NOVA SCOTIA ENERGY STRATEGY

In December 2001 the Nova Scotia government released *Seizing the Opportunity: Nova Scotia's Energy Strategy*. The strategy has three main goals:

- to create a world-class energy sector that achieves sustainable economic development in balance with high social and environmental standards;
- to optimize financial, economic, and social benefits in the province's rapidly expanding offshore sector;
- to improve the province's environment and enhance the quality of life of Nova Scotians.

The strategy for the electricity industry is to carefully increase competition over a prudent time frame. An electricity marketplace governance committee will be established, to recommend to the Minister of Energy the implementation, development, structure and rules for the future electricity sector. In addition, consistent with recommendations put forward by Emera, the strategy recommends the UARB authorize open access transmission on NSPI facilities, and introduce competition in the wholesale market by 2005. The wholesale market comprises six municipal electric utilities, and represents approximately 1.6% of NSPI's revenues. These two recommendations will help Nova Scotia meet U.S. market reciprocity requirements, and thus facilitate electricity exports to the U.S.

Full deregulation of the electricity industry in Nova Scotia is not on the horizon in the medium term. Should deregulation eventually occur, the province's geographic location, the limits of inter-provincial transmission links, and the diversity of our customer base will help to reduce the impact on NSPI. In addition, the company is committed to enhancing its strong competitive and financial position by:

- managing costs through enhanced capacity management, reduced fuel and operating costs and efficient capital investment;
- working with customers to help them reduce energy costs, including providing them with greater access to time-of-use pricing;
- continuously improving customer service.

INTRODUCTION OF NATURAL GAS

Natural gas is available in Nova Scotia. With the completion of the Halifax lateral, late in 2000, customers in the most densely populated area of the province will eventually have the option of using natural gas for heating and other uses. The timeline for the wide availability of gas suffered a delay when Sempra Energy, who had been awarded the distribution rights for the province in 2000, halted work and surrendered the franchise. The new provincial energy strategy seeks to encourage the development of local natural gas distribution by eliminating natural gas distribution coverage targets and permitting distributors to sell natural gas.

The major residential use expected for natural gas is for space heating, which makes up approximately 20% of NSPI's residential load. The costs to convert from electric heat are significant. Accordingly, natural gas may have little appeal for existing homes, but may be more popular for new construction. NSPI's ongoing attention to cost control and pricing, and its efforts to provide customers with options for managing their energy needs, with such things as electric thermal storage units, which allow customers to store heat during non-peak hours, will assist the company in managing natural gas competition.

The relative price of natural gas versus furnace oil is a critical factor customers will consider when choosing between these two fuel sources. Emera Energy's customer service staff is working with our fuel oil customers to help them understand their energy needs and how best to manage them, to ensure that furnace oil continues to be an attractive fuel source.

In 2001, NSPI implemented a favorable "load retention rate" aimed at those industrial customers who have the option to self generate using alternative fuel sources. NSPI is of the opinion that the load retention rate will make electrical pricing to industrial customers competitive with alternative fuel sources, and assist in maintaining a broad customer base for system cost recovery.

ENVIRONMENTAL CONSIDERATIONS

Emera is committed to meeting its business objectives in a manner that is respectful and protective of the environment, and in full compliance with legal requirements and company policy. This commitment was reinforced in 2001 by the adoption of an Environmental Policy for Emera, and development of initiatives to implement ISO 14001 environmental management systems in all of its wholly owned subsidiaries.

Our environmental management systems are designed to identify important environmental issues and develop strategies to reduce their potential impacts. Atmospheric emissions represent the aspect of most significance to Emera through its largest subsidiary, NSPI. Among other aspects, which also receive attention within Emera, are petroleum storage and handling, ash management, and water use.

ATMOSPHERIC EMISSIONS

Emera will reduce atmospheric emissions through improved coal quality, improved coal burning technologies and greater use of cleaner burning natural gas.

Emera is supporting the development of wind power in Nova Scotia with the recent call for up to 50 MW of wind power from independent power producers. In addition, we are committed to construction of 1.3 MW of wind-powered generation and have purchased two wind turbines to achieve this. We are establishing a larger role for energy from "renewable sources" and adding an optional "Green Power" program for residential customers.

The key to an effective emissions management strategy is to consider all emission reductions and timetables together and to support provincial caps instead of site-specific caps. Trying to isolate and manage individual categories of emissions with no regard for the effects on other emissions, or trying to manage emissions from a particular site without regard for the province as a whole, would be enormously expensive and reduce our provincial competitive position. Instead, we will contribute our share to a multi-pollutant, pan-Nova Scotian strategy, which maximizes reduction of emissions and minimizes costs to all.

PETROLEUM STORAGE AND HANDLING

Petroleum products are widely used throughout Emera for lubrication, insulation, and for fueling small and large equipment. Upgrades to tanks, storage dikes and facilities, and equipment using oil, have occurred at power generation stations, throughout our Customer Operations network, and across Emera subsidiaries. We also improved our records management systems to help monitor our progress towards enhanced due diligence.

ASH MANAGEMENT

Combustion of coal and oil produces ash. We sell or otherwise reuse this material where possible, and deposit the remainder in managed landfills.

WATER USE

Water use is critical to activities throughout Emera, and this provides diverse opportunities for environmental initiatives. Hydro operations continue to improve efficiencies of turbines, and to better understand fish habitats associated with sites throughout the province. Thermal stations monitor process water used in order to seek opportunities for improved efficiency. They also incorporate appropriate improvements to systems designed to treat wastewater. Other Emera operations are conducted so as to capture and treat, or prevent run-off waters that may be contaminated. Maintenance of and upgrades to systems and operations provide ongoing protection of water resources.

BOARD COMMITTEE ON ENVIRONMENT, SAFETY AND SECURITY

To further affirm the environmental mandate of Emera, in 2001 the Board of Directors formed an Environment, Safety and Security Committee. Supported by an Environmental Council with representation from all wholly-owned Emera companies, key roles of the Board Committee are to identify public and regulatory policy trends and guide the development of environmental strategies.

Nova Scotia Power prepares annual environmental reports to describe in more detail our environmental initiatives. These are available at www.nspower.ca/OurEnvironment.

Management Report

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Emera Inc. and the information in this annual report are the responsibility of management and have been approved by the Board of Directors (Board).

The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Nova Scotia Power Inc. (NSPI), one of Emera Inc.'s electric utilities and principal subsidiary, is regulated by the Nova Scotia Utility and Review Board, which also examines and approves NSPI's accounting policies and practices. Emera Inc.'s other utility, Bangor Hydro-Electric Company (Bangor Hydro), is regulated by the Maine Public Utilities Commission, which also examines and approves Bangor Hydro's accounting policies and practices. In preparation of these consolidated statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on careful judgements and are within reasonable limits of materiality. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

Emera maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that Emera's assets are appropriately accounted for and adequately safeguarded.

The Board is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and its members are directors who are not officers or employees of Emera Inc. The Committee meets periodically with management, as well as with the internal auditors and with the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the annual report, the consolidated financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the appointment of the external auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

February 7, 2002

David McD. Mann
President and Chief Executive Officer

Ronald E. Smith, FCA
Senior Vice President and Chief Financial Officer

Auditors' Report

TO THE SHAREHOLDERS OF EMERA INC.

We have audited the consolidated balance sheets of Emera Inc. as at December 31, 2001 and 2000, and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Halifax, Canada
February 7, 2002

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

Consolidated Statements of Earnings

Year Ended December 31 millions of dollars (except earnings per common share)	2001	2000
Revenue		
Electric	$ 914.7	$ 813.3
Fuel oil	71.6	73.8
Other	17.6	9.4
	1,003.9	896.5
Cost of operations		
Fuel for generation and power purchased	340.8	273.9
Cost of fuel oil sold	60.5	67.7
Operating, maintenance and general	194.7	168.0
Grants in lieu of property taxes	13.2	11.0
Provincial capital tax	7.6	7.2
Depreciation	108.4	98.3
	725.2	626.1
Earnings from operations	278.7	270.4
Equity earnings (note 6)	9.6	6.0
Regulatory amortization	(9.3)	(19.0)
Allowance for funds used during construction	5.5	4.8
Earnings before interest and taxes	284.5	262.2
Interest (note 7)	123.5	115.6
Amortization of defeasance costs	19.8	19.8
Earnings before taxes	141.2	126.8
Income tax (note 8)	14.8	12.5
Net earnings before non-controlling interest	126.4	114.3
Non-controlling interest (note 8 and 15)	12.2	9.9
Net earnings applicable to common shares	$ 114.2	$ 104.4
Earnings per common share – basic (note 9)	$ 1.20	$ 1.20
Earnings per common share – diluted (note 9)	$ 1.16	$ 1.16

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Year Ended December 31 millions of dollars	2001	2000
Retained earnings at beginning of year	$ 296.8	$ 265.8
Adjustments	–	(0.2)
Net earnings applicable to common shares	114.2	104.4
	411.0	370.0
Dividends	81.0	73.2
Retained earnings at end of year	$ 330.0	$ 296.8

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 millions of dollars	2001	2000
Assets		
Current assets		
Cash and short-term investments	$ 23.0	$ 5.7
Accounts receivable (note 10)	131.0	100.5
Income tax receivable	22.3	0.8
Inventory	152.9	85.8
Prepaid expenses	5.2	3.8
	334.4	196.6
Long-term receivable	3.5	3.5
Deferred charges (note 11)	482.0	295.5
Future income tax asset (note 8)	11.2	7.2
Goodwill	138.4	7.0
Investments (note 6)	98.6	67.0
Property, plant and equipment (note 12)	2,766.8	2,319.7
Construction work in progress	124.5	54.5
	2,891.3	2,374.2
	$3,959.4	$2,951.0
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt (note 13)	$ 186.5	$ 120.5
Short-term debt (note 14)	574.0	281.7
Accounts payable and accrued charges	175.1	136.4
Dividends payable	3.3	2.7
	938.9	541.3
Future income tax liability (note 8)	85.1	1.7
Deferred credits (note 11)	105.1	26.3
Long-term debt (note 13)	1,381.4	1,155.0
Non-controlling interest (note 15)	267.5	249.1
Shareholders' equity		
Common shares (note 16)	845.4	680.8
Foreign exchange translation adjustment	6.0	–
Retained earnings	330.0	296.8
	1,181.4	977.6
	$3,959.4	$2,951.0

Commitments (note 18)
Contingencies (note 19)
See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors

Derek Oland, Chair of the Board

David McD. Mann, President and Chief Executive Officer

Consolidated Statements of Cash Flows

Year Ended December 31 millions of dollars (except operating cash flow per common share)	2001	2000
Operating activities		
Net earnings applicable to common shares	$ 114.2	$ 104.4
Non-cash items		
Depreciation	108.4	98.3
Amortization of deferred charges	23.4	32.4
Equity earnings	(9.6)	(6.0)
Regulatory amortization	9.3	19.0
Allowance for funds used during construction	(5.5)	(4.8)
Future income taxes	(1.8)	(2.2)
Deferred charges and credits	(1.5)	(10.0)
Operating cash flow	236.9	231.1
Change in non-cash operating working capital	(91.8)	(23.0)
Net cash provided by operating activities	145.1	208.1
Financing activities		
Increase (reduction) of short-term debt	289.2	(39.8)
Proceeds from issue of common shares	164.6	4.3
Issue of preferred shares by NSPI	10.9	17.8
Issue of long-term debt	170.0	15.0
Retirements of long-term debt	(125.6)	(8.1)
Other financing activities	10.3	5.0
Net cash provided by (used in) financing activities	519.4	(5.8)
Investing activities		
Property, plant and equipment	(140.6)	(120.2)
Construction work in progress	(50.9)	(2.4)
Investments	(5.0)	(1.1)
Acquisitions (note 3)	(369.7)	(2.4)
Net cash used in investing activities	(566.2)	(126.1)
Dividends on common shares	(81.0)	(73.2)
Increase in cash and short-term investments	17.3	3.0
Cash and short-term investments, beginning of year	5.7	2.7
Cash and short-term investments, end of year	$ 23.0	$ 5.7
Operating cash flow per common share	$ 2.48	$ 2.65
Cash paid		
Interest	$ 118.2	$ 115.3
Income taxes	15.8	11.7
Dividends on common shares	80.4	73.9

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Emera Inc. ("Emera" or the Company), incorporated in the Province of Nova Scotia, through its principal subsidiaries, Nova Scotia Power Inc. ("NSPI") and Bangor Hydro-Electric Company (Bangor Hydro), is engaged in the production and sale of electric energy, which is regulated by the Nova Scotia Utility and Review Board ("UARB") and the Maine Public Utilities Commission ("MPUC"). Emera follows Canadian generally accepted accounting principles ("GAAP"). NSPI's accounting policies are subject to examination and approval by the UARB and are similar to those being used by other companies in the electric utility industry in Canada. Bangor Hydro's accounting policies are subject to examination and approval by the MPUC and are similar to those being used by other companies in the electric utility industry in Maine.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation The consolidated financial statements include the accounts of Emera Inc. and its wholly-owned subsidiaries.

b. Allowance for Funds Used during Construction For the regulated electric business carried on by NSPI and Bangor Hydro, the Company provides for the cost of financing construction work in progress by including an allowance for funds used during construction as an addition to the cost of property constructed, using a weighted average cost-of-capital. The allowance will be charged to operations through depreciation over the service life of the related assets and recovered through future revenues.

c. Regulatory Amortization In accordance with the regulations of the UARB, assets of NSPI, which are not currently being used and are not expected to provide services to customers in the foreseeable future, are amortized over five years. In 2000 the UARB approved NSPI's request to amortize the Glace Bay generating station over 5 years.

In accordance with rate and accounting orders issued by the MPUC, Bangor Hydro has recorded regulatory assets and liabilities on its balance sheet. These regulatory assets and liabilities are being amortized over varying lives through charges to earnings.

d. Property, Plant and Equipment Property, plant and equipment are recorded at original cost, net of contributions in aid of construction. When property, plant and equipment are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation.

Depreciation is determined by the straight-line method, based on the estimated remaining service lives of the depreciable assets in each category. The estimated average service lives for the major categories of plant in service are summarized as follows:

Functions	Average Service Life in Years
Generation	
Thermal	43
Gas turbine	36
Hydroelectric	77
Transmission	47
Distribution	33
Offshore	Unit of production basis
Other	14

In accordance with the UARB, assets of NSPI, which are not currently being used, but will be useful in providing future service to customers, are not depreciated. Financing costs associated with assets not currently being used are deferred as incurred. Depreciation will occur when the asset goes into service. Significant costs in removing the asset from service may be deferred and amortized to earnings over a five-year period, subject to regulatory approval. Significant costs to return the asset to service are added to the capital cost of the asset.

e. Income taxes In accordance with ratemaking regulations established by the UARB, NSPI uses the taxes-payable method of accounting for income taxes. Bangor Hydro uses the future income tax method where allowed for ratemaking purposes. Emera's remaining subsidiaries follow the future income tax method of accounting for income taxes.

f. Employee Future Benefits Pension costs, and costs associated with non-pension post-retirement benefits such as health benefits to retirees and retirement awards, are actuarially determined using the projected unit credit method prorated on services and management's best estimate assumptions. Pension fund asset values are calculated using market values at year-end. The difference between pension expense and pension funding is recorded as a deferred asset or credit on the balance sheet. Adjustments arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of employees. NSPI's excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the active employees. For Bangor Hydro this excess is amortized on a straight-line basis over the expected average remaining service life of employees, in accordance with ratemaking purposes.

During 2001 Emera introduced the option to its Canadian employees to participate in a defined contribution pension plan, in which the employees determined how to invest the funds. This choice did not include the option to transfer previous benefits from the defined benefit plan.

g. Cash and Short-term Investments Short-term investments, consisting of money market instruments with maturities of three months or less, are considered to be cash equivalents and are recorded at cost, which approximates current market value.

h. Inventory Inventories of materials and supplies are valued at the lower of average cost and market. Coal and oil inventory is valued at the lower of cost, using the first-in, first-out method, and net realizable value.

i. Debt Financing and Defeasance Costs Financing costs pertaining to debt issues are amortized over the life of the related debt. The excess of the cost of defeasance investments over the face value of the related debt is deferred and amortized over the life of the defeased debt.

j. Costs to Terminate/Restructure Power Purchase Contracts Bangor Hydro has power purchase contracts, negotiated when oil prices were high, with several independent power producers known as small power production facilities. The cost of power from these facilities is more than Bangor Hydro would incur from other sources if it were not obligated under these contracts. Bangor Hydro has been attempting to alleviate the adverse impact of these high-cost contracts and in doing so has incurred costs to terminate or restructure certain of the contracts. The MPUC has allowed Bangor Hydro to defer these costs and recover them in rates. The annual amortization expense amounts to approximately $37 million.

k. Seabrook Nuclear Project Bangor Hydro was a participant in the Seabrook nuclear project in Seabrook, New Hampshire. On December 31, 1984, the Company had almost $87 million invested in Seabrook, but because the uncertainties arising out of the Seabrook Project were having an adverse impact on the Company's financial condition, an agreement for the sale of Seabrook was reached in mid-1985 and was consummated in November 1986. In 1985 the MPUC issued an order disallowing recovery of certain Seabrook costs, but provided for the recovery through customer rates of 70% of the Company's year-end 1984 investment in Seabrook Unit 1 over 30 years. The annual amortization expense amounts to approximately $2.7 million.

l. Hedging Instruments The Company is party to derivative financial instrument contracts, mainly interest rate contracts, forward foreign exchange contracts, oil swaps, natural gas hedges, and weather temperature agreements, all of which are used to hedge existing exposures. Premiums paid are deferred and recognized over the life of the agreements.

m. Goodwill Goodwill is stated at cost and is amortized using the straight-line method over 20 years. The Company evaluates the carrying value of goodwill for potential impairment through annual review and analysis of fair market value and expected earnings.

In accordance with the new standards for goodwill acquired after June 30, 2001, Emera has not amortized the goodwill acquired on the acquisition of Bangor Hydro.

n. Equity-accounted Investments The Company accounts for certain investments, over which it maintains significant influence but not control, using the equity method, whereby the amount of the investment is adjusted annually for the company's pro-rata share of the income or loss of investment and reduced by the amount of any dividends received.

Emera accounts for its investments in Maritimes & Northeast Pipeline, Maine Yankee Atomic Power Company, and Maine Electric Power Company Inc. using the equity method.

o. Deferred Gain on Asset Sale In 1999, Bangor Hydro completed a transaction for the sale of substantially all of its electric generating assets and certain transmission rights. Bangor Hydro realized a net gain on the sale, which was recorded as a deferred credit. As specified in its February 2000 MPUC rate order, the deferred gain is being utilized over a 70-month period to reduce electric rates. The annual amortization amounts are recognized in an uneven manner in order to levelize Bangor Hydro's revenue requirement.

p. Foreign Currency Translation Monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing at the balance sheet date. The resulting differences between the translation at the original transaction date and the balance sheet date are charged to earnings as they arise.

Assets and liabilities of self-sustaining foreign operations are translated using the exchange rates in effect at the balance sheet date and the results of operations at the average rates for the period. The resulting exchange gains and losses are deferred and included in a separate component of shareholders' equity.

2. CHANGE IN ACCOUNTING POLICIES

In 2001 the Company adopted the new accounting requirements for goodwill in relation to acquisitions completed after June 30, 2001. In accordance with the new standards, goodwill acquired on the purchase of Bangor Hydro has not been amortized.

In 2001 the Company adopted the new accounting standards for the disclosure of fully-diluted earnings per common share.

In 2000 the Company prospectively adopted new accounting requirements regarding employee future benefits. The main components of this change are as follows:

- The costs associated with non-pension future benefits were previously expensed as incurred. Now an annual accrual is being made to recognize the expense over the service life of the employees.
- The discount rate used to calculate the liability accrual had previously been based on a management estimate, but is now based on the current yield on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments.
- In order to account for the effect of applying this new standard prospectively, a transitional liability of $30 million, representing the effect of the changes on all prior years, is being amortized over the expected average remaining service life of the employee group.

In 2000 the Company adopted new accounting requirements regarding income taxes. These new requirements caused no impact on earnings.

3. ACQUISITIONS

The acquisitions described below have been accounted for under the purchase method of accounting, and accordingly the results of operations since the dates of acquisition have been included in the consolidated statement of operations.

2001

In October 2001 the Company purchased 100% of the voting common shares of Bangor Hydro-Electric Company, an electric energy transmitter and distributor in central Maine. The following summarizes the transaction (in millions of $):

Net Assets Acquired	
Net working capital	$ (0.7)
Property, plant and equipment	373.0
Investments	14.7
Deferred charges	205.7
Goodwill	129.3
Long-term and short-term debt	(251.1)
Future income tax liability	(77.6)
Deferred credits	(69.3)
Non-controlling interest	(7.4)
Total cash consideration	$ 316.6

2000

During the fourth quarter of 2000, Emera Fuels acquired four fuel delivery companies in separate transactions for cash consideration of $2.4 million. The assets purchased consisted of property, plant and equipment and goodwill.

In June 2001 the Company acquired an 8.4% interest in the Sable Offshore Energy Project offshore platforms and associated sub-sea field gathering lines for $53.1 million.

4. SEGMENT INFORMATION

The Company has three reportable segments: NSPI, Bangor Hydro, and Emera Energy. The Company evaluates performance based on earnings before interest and taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reportable segments are determined based on Emera's operating activities. NSPI is engaged in the production and sale of electric energy in Nova Scotia; Bangor Hydro is engaged in the transmission and distribution of electric energy in central Maine; and Emera Energy includes the Company's activities in the transportation and distribution of natural gas and fuel oil products.

	NSPI		Bangor Hydro	Emera Energy		Other*		Total	
millions of dollars	2001	2000	2001	2001	2000	2001	2000	2001	2000
Revenues from external customers	$ 838.6	$ 818.9	$ 82.0	$ 82.3	$ 73.9	$ 1.8	$ 3.7	$1,004.7	$ 896.5
Depreciation	99.6	97.1	3.5	4.9	1.1	0.4	0.1	108.4	98.3
Cost of operations	576.8	545.4	61.8	81.1	77.2	6.3	3.5	726.0	626.1
Net inter-segment revenues/(expenses)	18.6	25.4	–	(18.4)	(25.1)	(0.2)	(0.3)	–	–
Equity earnings	–	–	–	9.6	6.0	–	–	9.6	6.0
Earnings before interest and taxes	263.9	259.3	14.3	10.7	2.6	(4.4)	0.3	284.5	262.2
Segment assets	2,904.9	2,838.7	789.8	232.5	109.8	32.2	2.5	3,959.4	2,951.0
Investing activities*	111.8	121.4	9.9	112.6	4.7	331.9	–	566.2	126.1

*Other consists of items related to corporate activities and other subsidiaries. Other investing activities include the acquisition of Bangor Hydro.

5. EMPLOYEE FUTURE BENEFITS

Emera maintains contributory defined-benefit and defined-contribution pension plans, which cover substantially all of its employees, and plans providing non-pension benefits for its retirees. The details of these plans are outlined below:

NOVA SCOTIA POWER

millions of dollars	2001 Defined-benefit pension plans	2001 Non-pension benefits plans	2000 Defined-benefit pension plans	2000 Non-pension benefits plans
Assumptions				
Discount rate	6.75%	6.75%	6.75%	6.75%
Long-term rate of return on plan assets	8.00%	–	9.25%	–
Rate of compensation increase	3 to 5.5%	3 to 5.5%	3 to 5.5%	3 to 5.5%
Health care trend – current	–	11.00%	–	12.00%
– ultimate	–	4.00%	–	4.00%
Accrued benefit obligations				
Balance, January 1	$ 475.6	$ 33.1	$ 424.1	$ 29.1
Current service cost	7.4	1.1	5.7	1.0
Employee contributions	4.9	–	4.8	–
Interest cost	31.7	2.3	27.1	1.9
Past service improvement	–	–	1.4	–
Actuarial loss	18.9	1.5	36.5	2.7
Benefits paid	(24.1)	(2.9)	(24.0)	(1.6)
Balance, December 31	$ 514.4	$ 35.1	$ 475.6	$ 33.1
Fair value of plan assets				
Balance, January 1	$ 478.2	–	$ 438.3	–
Employee contributions	4.9	–	4.8	–
Employer contributions	8.9	2.9	8.2	$ 1.6
Actual investment income	(8.9)	–	50.9	–
Benefits paid	(24.1)	(2.9)	(24.0)	(1.6)
Balance, December 31	$ 459.0	–	$ 478.2	–
Plan (deficit) surplus	$ (55.4)	$ (35.1)	$ 2.6	$ (33.1)
Unamortized past service costs	1.3	–	2.1	–
Unamortized actuarial losses	90.4	4.2	24.7	2.6
Unamortized transitional obligation	0.2	24.6	0.3	26.9
Accrued valuation allowance	–	–	(8.1)	–
Accrued benefit asset (liability)	$ 36.5	$ (6.3)	$ 21.6	$ (3.6)
Expense				
Current service costs	$ 7.4	$ 1.1	$ 5.7	$ 1.0
Interest on accrued benefits	31.7	2.3	27.1	1.9
Expected return on plan assets	(37.9)	–	(39.1)	–
Amortization of transitional liability	–	2.2	0.4	2.3
Amortization of past service costs	0.9	–	3.1	–
Change in valuation allowance	(8.1)	–	8.1	–
	$ (6.0)	$ 5.6	$ 5.3	$ 5.2
Defined-contribution plan				
Employer expense	$ 0.3	–	–	–

BANGOR HYDRO	2001	
millions of dollars	Defined-benefit pension plans	Non-pension benefits plans
Assumptions		
Discount rate	7.25%	7.25%
Long-term rate of return on plan assets	9.00%	5.00%
Rate of compensation increase	4.00%	4.00%
Health care trend – current	–	7.50%
– ultimate	–	5.00%
Accrued benefit obligations		
Balance, acquisition date	$ 82.9	$ 42.6
Current service cost	0.6	0.3
Interest cost	1.4	0.7
Actuarial gain	(0.1)	(0.1)
Benefits paid	(1.1)	(0.4)
Foreign currency translation adjustment	1.3	0.7
Balance December 31	$ 85.0	$ 43.8
Fair value of plan assets		
Balance, acquisition date	$ 62.1	$ 1.5
Employer contributions	–	0.6
Actual return on plan assets	4.0	(0.1)
Benefits paid	(1.1)	(0.4)
Foreign currency translation adjustment	1.0	–
Balance December 31	$ 66.0	$ 1.6
Plan deficit	$ (19.0)	$ (42.2)
Unamortized past service costs	3.1	–
Unamortized actuarial losses	11.2	14.0
Unamortized transitional obligation	–	8.8
Accrued benefit liability	$ (4.7)	$ (19.4)
Expense		
Employer current service costs	$ 0.6	$ 0.3
Interest on accrued benefits	1.4	0.7
Expected return on plan assets	(1.7)	–
Amortization of transitional liability	(0.2)	0.2
Amortization of past service costs	0.3	–
Amortization of actuarial losses	0.1	0.2
	$ 0.5	$ 1.4
Defined-contribution plan		
Employer expense	$ 0.2	$ –

6. INVESTMENTS AND EQUITY EARNINGS

millions of dollars	2001 Carrying value	2001 Equity earnings	2000 Carrying value	2000 Equity earnings
Maritimes & Northeast Pipeline	$ 79.6	$ 10.0	$ 67.0	$ 6.0
Maine Yankee Atomic Power Company	7.1	–	–	–
Maine Electric Power Company Inc.	1.4	–	–	–
Other	10.5	(0.4)	–	–
	$ 98.6	$ 9.6	$ 67.0	$ 6.0

7. INTEREST

millions of dollars	2001	2000
Interest on long-term debt	$ 102.9	$ 96.0
Interest on short-term debt	19.2	19.2
Amortization of debt financing	0.9	1.1
Foreign exchange losses (gains)	0.9	(0.3)
	123.9	116.0
Less:		
Defeasance earnings and other interest income	(0.4)	(0.4)
	$ 123.5	$ 115.6

8. INCOME TAXES

The income tax provision differs from that computed using the statutory rates for the following reasons:

millions of dollars	2001		2000	
Earnings before taxes	$ 141.2		$ 126.8	
Income taxes, at statutory rates	62.3	44.1%	57.2	45.1%
Unrecorded future income taxes on regulated earnings	(50.2)	(35.5)	(49.2)	(38.8)
Equity earnings not subject to tax	(4.2)	(3.0)	(2.7)	(2.1)
Foreign tax rate variance	(0.5)	(0.4)	–	–
Large Corporations Tax	6.6	4.7	6.1	4.8
Change in future income tax asset resulting from rate change	0.1	0.1	0.9	0.7
Other	0.7	0.5	0.2	0.2
	14.8	10.5%	12.5	9.9%
Income tax – current	14.5		14.7	
Income tax – future	$ 0.3		$ (2.2)	

The future income tax asset and liability comprise the following:

millions of dollars	2001	2000
Future income tax asset:		
Tax loss carry forwards	$ 11.0	$ 7.0
Other	0.2	0.2
	$ 11.2	$ 7.2
Future income tax liability:		
Property, plant and equipment	$ 44.2	$ 4.5
Deferred charges	26.7	1.9
Regulatory assets	15.0	–
Tax loss carry forwards	(0.9)	(4.7)
Other	0.1	–
	$ 85.1	$ 1.7

NSPI has filed income tax returns for previous years that increase the tax depreciation (capital cost allowance) available to be deducted against the Company's future taxable income. Those returns were reassessed by the Canada Customs and Revenue Agency (CCRA), which disallowed the deductions claimed. A notice of objection has been filed with respect to the reassessments, and the issue is being litigated. In January 2002 NSPI received a favourable decision from the Tax Court of Canada with respect to CCRA's reassessment of its corporate income tax returns. The decision is subject to appeal and a determination of the amount of allowable deductions is still at issue. Without the benefit of this additional deduction, it is estimated that the Company's tax liability at December 31, 2001 would have been approximately $110 million (2000 – $79 million). If the Company is unsuccessful in this matter, it will apply to the UARB to recover these costs through the regulatory process.

At December 31, 2001, providing for the effect of these returns, NSPI's unrecorded future income tax asset has decreased by approximately $80 million (2000 – $120 million) to a balance of approximately $320 million (2000 – $400 million). The asset consists of deductible temporary differences of $760 million (2000 – $1.0 billion) and unused non-capital tax losses of approximately $32 million (2000 – $99 million), which are expected to expire as follows:

2002	$ 2.6 million
2003	$ 26.5 million
2004	$ 2.4 million

NON-CONTROLLING INTEREST

Non-controlling interest consists of NSPI and Bangor Hydro preferred share dividends less a net recovery of income tax expense of $2.0 million (2000 – $3.0 million). The income tax recovery of $7.6 million in 2001 (2000 – $8.1 million) is reflected as a reduction of preferred share dividends with an offsetting increase in income tax expense.

millions of dollars	2001	2000
Preferred share dividend	$ 14.2	$ 12.9
Part VI.1 tax on preferred share dividends	5.6	5.1
Part I tax recovery related to the Part VI.1 tax deduction – current year	(5.4)	(5.1)
Part I tax recovery related to the Part VI.1 tax deduction – prior years	(2.2)	(3.0)
	$ 12.2	$ 9.9

9. DILUTED EARNINGS PER SHARE

Reconciliation of dilution of basic earnings per share for the year ended 2001:

	Net earnings ($ millions)	Weighted average common shares (millions)	EPS ($)
Basic EPS	$ 114.2	95.5	$ 1.20
Executive stock option plan	–	0.1	
Series C preferred shares	6.5	7.5	
Series D preferred shares	8.4	8.1	
Diluted EPS	$ 129.1	111.2	$ 1.16

Reconciliation of dilution of basic earnings per share for the year ended 2000:

	Net earnings ($ millions)	Weighted average common shares (millions)	EPS ($)
Basic EPS	$ 104.4	87.2	$ 1.20
Employee share purchase plan	–	0.1	
Series C preferred shares	1.4	1.9	
Series A preferred shares	9.5	10.2	
Series D preferred shares	1.4	1.5	
Diluted EPS	$ 116.7	100.9	$ 1.16

Executive stock options, whose exercise price exceeded the average market price for the period, were excluded from the above calculations because they were anti-dilutive.

10. ACCOUNTS RECEIVABLE SECURITIZATION

On March 5, 1997, NSPI entered into an agreement with a financial institution to sell up to $88 million of high quality accounts receivables on a revolving basis. As part of the agreement NSPI continues to service all accounts receivables and retains an interest in 10% of the accounts receivables sold, which has been recorded as a deferred charge. This retained interest is measured at its carrying value, which is substantially equal to its fair value. At December 31, 2001, trade receivables sold amounted to $71 million (2000 – $72 million). The current agreement is due to expire in 2002.

11. DEFERRED CHARGES AND CREDITS

millions of dollars	2001	2000
Deferred charges:		
Unamortized debt financing and defeasance costs	$ 229.6	$ 254.3
Costs to terminate/restructure purchased power contracts	146.6	–
Seabrook nuclear project	37.5	–
Accrued pension and non-pension benefit asset (note 5)	30.2	18.0
Deferred coal bed methane exploration costs	5.5	5.5
Other	32.6	17.7
	$ 482.0	$ 295.5
Deferred credits:		
Site restoration costs	$ 24.4	$ 25.9
Accrued pension and post-retirement benefit costs (note 5)	24.1	–
Deferred gain on asset sale	23.2	–
Other	33.4	0.4
	$ 105.1	$ 26.3

12. PROPERTY, PLANT AND EQUIPMENT

millions of dollars			2001
	Cost	Accumulated Depreciation	Net Book Value
Generation			
Thermal	$1,554.4	$ 548.5	$1,005.9
Gas Turbine	34.4	27.3	7.1
Hydroelectric	351.7	111.0	240.7
Transmission	675.4	246.0	429.4
Distribution	1,223.9	457.9	766.0
Offshore	53.1	3.3	49.8
Other	348.5	80.6	267.9
	$4,241.4	$1,474.6	$2,766.8

millions of dollars			2000
	Cost	Accumulated Depreciation	Net Book Value
Generation			
Thermal	$1,519.8	$ 517.5	$1,002.3
Gas Turbine	27.5	20.4	7.1
Hydroelectric	346.0	107.2	238.8
Transmission	545.4	214.9	330.5
Distribution	883.8	347.7	536.1
Other	243.4	38.5	204.9
	$3,565.9	$1,246.2	$2,319.7

At December 31, 2001, the Glace Bay generating station had a net book value of $25.7 million (2000 – $27.1 million).

13. LONG-TERM DEBT

Long-term debt is composed of debentures and notes payable. All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured.

Long-term debt is summarized by year of maturity in the following table:

millions of dollars		2001		2000
Year of Maturity	Principal Outstanding	Weighted-Average Coupon Rate	Principal Outstanding	Weighted-Average Coupon Rate
		%		%
2001	–	–	$ 120.5	7.28
2002	186.5	7.60	120.0	7.88
2003	204.0	7.66	150.0	7.70
2004	172.3	7.22	65.0	7.30
2005	134.7	7.98	100.0	8.38
2006	63.7	5.48	40.0	5.20
Greater than 5 years	806.7	7.72	680.0	7.62
	$1,567.9	7.51	$1,275.5	7.59

14. SHORT-TERM DEBT

Short-term debt consists of commercial paper, bankers' acceptances and LIBOR loans issued against lines of credit. Commercial paper, bankers' acceptances and LIBOR loans bear interest at prevailing market rates, which on December 31, 2001, averaged 2.96%, 2.88% and 2.52% respectively (2000 – 5.82%, 6.31% and 7.18%). The operating line of credit is due on demand and bears interest at prime, which on December 31, 2001, was 4.00% (2000 – 7.50%). Also, Bangor Hydro has a revolving credit and loan agreement that bears interest of 4.40%.

15. NON-CONTROLLING INTEREST

The non-controlling interest represents preferred shares that are held in Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

AUTHORIZED:

Nova Scotia Power
Unlimited number of First Preferred Shares, issuable in series.
Unlimited number Second Preferred Shares, issuable in series.

Bangor Hydro
600,000 non-participating, cumulative preferred shares, par value US$100 per share, redeemable at the option of the issuer.

ISSUED AND OUTSTANDING:

millions of dollars	Millions of Shares	Preferred Share Capital
January 1, 2000	13.00	$ 231.3
Redeemed Series A First Preferred Shares	(8.00)	(200.0)
Converted Series B First Preferred Shares	(4.42)	–
Issued Series C First Preferred Shares	4.42	82.8
Issued Series D First Preferred Shares	5.40	135.0
December 31, 2000	10.40	$ 249.1
Converted Series B First Preferred Shares	(0.58)	–
Issued Series C First Preferred Shares	0.58	10.9
Preferred shares issued by Bangor Hydro prior to acquisition	0.05	7.5
December 31, 2001	10.45	$ 267.5

NOVA SCOTIA POWER

Series A Preferred Shares
NSPI's Series A Preferred shares were redeemed for cash of $25 per share on October 1, 2000.

Series B Preferred Shares and Series C Purchase Warrants
On March 8, 1999, NSPI issued 5,000,000 First Preferred Share Units at a price of $6.25 per Unit. Each unit consisted of one non-detachable cumulative, redeemable First Preferred Share, Series B and a Warrant to purchase one cumulative, redeemable First Preferred Share, Series C for cash consideration of $18.75. On October 1, 2000, unit holders exercised 4,417,116 Series C purchase warrants and Series B preferred shares, and converted them to Series C First Preferred Shares. Virtually all of the remaining Series C purchase warrants and Series B preferred shares were exercised on either January 1 or April 1, 2001 with a cash payment of $18.75. After April 1, 2001, the remaining series B shares became entitled to a $0.01 per share per annum fixed, cumulative preferential cash dividend as and when declared by the Board of Directors.

Series C Preferred Shares
Each Preferred Share Series C is entitled to a $1.225 per share per annum fixed cumulative preferential dividend, as and when declared by the Board of Directors, which will accrue from the date of issue and be payable quarterly on the first day of January, April, July and September of each year. On or after April 1, 2009, NSPI may redeem for cash the Preferred Share Series C, in whole at any time or in part from time to time at $25.00 per share plus accrued and unpaid dividends.

Series D Preferred Shares
On October 31, 2000, NSPI issued 5,400,000 First Preferred Shares for a price of $25 per share. Each share is entitled to a fixed cumulative cash dividend of $1.475 per share per annum, as and when declared by the Board of Directors. These dividends will accrue from the date of issue and will be payable quarterly on the fifteenth day of January, April, July, and October of each year. On or after October 15, 2015, NSPI may redeem for cash the Preferred Share Series D, in whole at any time, at $25 per share plus accrued and unpaid dividend.

Bangor Hydro
The preferred shares issued by Bangor Hydro consist of three separate issues:

- 25,000 non-callable 7% preferred shares
- 4,840 callable 4.25% preferred shares
- 17,500 Series A callable 4% preferred shares

16. COMMON SHARES

AUTHORIZED:
Unlimited number of non-par value Common Shares.

ISSUED AND OUTSTANDING:

millions of dollars	Millions of Shares	Common Share Capital
January 1, 2000	87.05	$ 676.5
Issued for cash under purchase plans	0.25	3.7
Options exercised under Executive Stock Option Plan	0.05	0.6
December 31, 2000	87.35	680.8
New common share issue	10.35	160.0
Issued for cash under purchase plans	0.25	4.0
Options exercised under Executive Stock Option Plan	0.05	0.6
December 31, 2001	98.00	$ 845.4

DIVIDEND REINVESTMENT AND EMPLOYEE COMMON SHARE PURCHASE PLANS
The Company has a Common Shareholder Dividend Reinvestment Plan and an Employee Common Share Purchase Plan, which provide an opportunity for shareholders and Company employees to reinvest dividends and employees to make cash contributions for the purpose of purchasing common shares.

STOCK-BASED COMPENSATION PLAN
The Company has an Executive Stock Option Plan that grants options to executive officers of the Company for a maximum term of ten years. The option price for these shares is the closing market price of the shares on the day before the option is granted.

All options granted to date are exercisable on a graduated basis with up to 25 percent of options exercisable on the first anniversary date and in further 25 percent increments on each of the second, third and fourth anniversaries of the grant. If an option is not exercised within ten years, it expires and the optionee loses all rights thereunder. The holder of the option has no rights as a shareholder until the option is exercised and shares have been issued. The maximum number of such shares optioned to any one executive officer cannot exceed one percent of the issued and outstanding common shares on the date the option is granted.

If, before the expiry of an option in accordance with its terms, the optionee ceases to be an eligible person due to retirement or a change of responsibility at the Company's request, such option may, subject to the terms thereof and any other terms of the Plan, be exercised at anytime within the 24 months following the date the optionee retires, but in any case prior to the expiry of the option in accordance with its terms.

If, before the expiry of an option in accordance with its terms, the optionee ceases to be an eligible person due to employment termination for just cause, resignation or death, such option may, subject to the terms thereof and any other terms of the Plan, be exercised at anytime within the six months following the date the optionee is terminated, resigns, or dies, as applicable, but in any case prior to the expiry of the option in accordance with its terms.

	2001		2000	
	Shares under option	Weighted average excercise price	Shares under option	Weighted average exercise price
Outstanding at beginning of year	620,000	$ 15.21	431,250	$ 15.66
Granted	256,400	$ 16.79	237,000	$ 13.98
Exercised	(51,250)	$ 13.53	(48,250)	$ 13.27
Expired	(55,000)	$ 18.50	–	–
Outstanding at end of year	770,150	$ 15.61	620,000	$ 15.21
Exercisable at end of year	306,250	$ 15.06	296,875	$ 15.21

The weighted average contractual life of options outstanding at December 31, 2001 is 7.5 years (2000 – 7.3 years).

17. FINANCIAL INSTRUMENTS

millions of dollars	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$1,567.9	$1,706.9	$1,275.5	$1,350.0
Short-term debt	574.0	560.0	281.7	277.5
Hedging instruments	0.8	8.3	0.5	32.6

LONG-TERM DEBT AND SHORT-TERM DEBT

The fair value of Emera's long-term and short-term debt is estimated based on the quoted market prices for the same or similar issues, or on the current rates offered to Emera, for debt of the same remaining maturities.

HEDGING INSTRUMENTS

Interest Rates

The fair value of hedging instruments is estimated by obtaining prevailing market rates from investment dealers. The Company enters into interest rate hedging contracts to convert the interest characteristics of outstanding short-term debt from a floating to a fixed rate basis. Interest rate swap contracts converting floating interest on $493.8 million (2000 – $165.0 million) to a weighted average fixed interest rate of 5.62% (2000 – 6.07%) were outstanding at December 31, 2001. At December 31, 2001 the Company held interest rate swap contracts with a fair value of ($12.0) million (2000 – ($1.4) million).

Interest rate Caps and Collars are used to insure against extreme movements in interest rates on floating debt. Interest rate Cap and Collars contracts covering $90.0 million (2000 – $195.0 million) at a weighted average fixed interest rate of 6.50% (2000 – 7.01%) were outstanding at December 31, 2001. At December 31, 2001 the Company held interest rate cap and collar contracts with a fair value of $0.4 million (2000 – $0.3 million).

Commodity Prices

The Company purchased natural gas call options and entered into natural gas swap contracts in 2001 to limit exposure to fluctuations in natural gas prices. As at December 31, 2001, the Company had hedged substantially all natural gas purchases and sales for 2002. At December 31, 2001, the fair value of these swap contracts was $0.2 million (2000 – ($31.7) million).

The Company enters into oil swap and option contracts to limit exposure to fluctuations in world prices of heavy fuel oil. As at December 31, 2001, the Company had entered into oil swap contracts that fix the price of 1.9 million barrels of oil for 2002 to 2004 (2000 – 1.1 million for 2001) at an average price of U.S. $17.50 per barrel (2000 – $21). At December 31, 2001 the Company held oil swap contracts with a fair value of ($2.3) million (2000 – ($3.4) million).

Foreign Exchange

Emera enters into foreign exchange forward, option, and swap contracts to limit exposure to currency rate fluctuations. Currency forwards are used to fix the Canadian dollar cost to acquire U.S. dollars, eliminating exposure to currency rate fluctuations. Forward contracts to buy U.S. $120 million at an average rate of CAD $1.5392, and to sell U.S. $35 million at an average rate of CAD $1.5797 were outstanding for 2002 at December 31, 2001. There were also options outstanding to sell U.S. $40 million at an average rate of CAD $1.5723 at December 31, 2001. At December 31, 2001 the Company held currency contracts with a fair value of $5.4 million (2000 – $3.2 million).

Other

The Company enters into weather temperature contracts that limit its exposure to revenue losses from abnormally warm weather during the winter heating season. At December 31, 2000, the Company limited its exposure to a significant portion of the space heating losses for the first and fourth quarters of 2001. At December 31, 2001 the Company held weather risk management contracts with a fair value of nil (2000 – $0.4 million).

18. COMMITMENTS

Emera had the following significant commitments at December 31, 2001:

- NSPI has an annual requirement to purchase approximately $15 million of electricity from independent power producers for each of the next five years.
- NSPI is required to purchase approximately 60 million cubic feet of natural gas per day for the next eight years, and an additional 4 million cubic feet per day, at the option of the supplier, for five years.
- Bangor Hydro has various contracts committing it to purchase annually approximately $28 million of electricity for sixteen years from independent power producers.
- NSPI is responsible for managing a portfolio of approximately $1.3 billion of defeasance securities held in trust. The defeasance securities must provide the principal and interest streams of the related defeased debt. Approximately 69%, or $0.9 billion, of the defeasance portfolio consists of investments in the related debt, eliminating all risk associated with this portion of the portfolio.

19. CONTINGENCIES

As part of fuel purchase negotiations, NSPI paid a fee of $13.4 million to the Cape Breton Development Corporation. The Company has deferred this cost to inventory and applied to the UARB for approval to defer this payment for recovery in future periods.

20. COMPARATIVE INFORMATION

Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted for 2001.

OPERATING STATISTICS

FIVE-YEAR SUMMARY

Years Ended December 31	2001	2000	1999	1998	1997
Electric energy sales (GWh)					
Residential	3,901.7	3,632.1	3,494.6	3,377.9	3,498.9
Commercial	2,862.3	2,661.9	2,582.8	2,485.9	2,506.7
Industrial	3,952.5	3,917.2	3,834.8	3,423.7	2,842.6
Other	654.1	445.0	453.2	484.4	667.7
Total electric energy sales	11,370.6	10,656.2	10,365.4	9,771.9	9,515.9
Sources of energy (GWh)					
Thermal – coal	8,854.8	8,863.7	7,816.0	7,015.0	8,246.5
– oil	690.8	1,347.8	1,870.9	2,358.3	781.4
– natural gas	1,129.1	43.8	–	–	–
Hydro	692.2	881.2	980.7	890.9	934.9
Purchases	776.6	295.2	411.3	242.0	340.2
Total generation and purchases	12,143.5	11,431.7	11,078.9	10,506.2	10,303.0
Losses and internal use	772.9	775.5	713.5	734.3	787.1
Total electric energy sold	11,370.6	10,656.2	10,365.4	9,771.9	9,515.9
Electric customers					
Residential	492,256	400,653	397,406	394,012	388,386
Commercial	46,974	32,186	31,753	31,942	31,727
Industrial	2,292	2,194	2,118	2,096	1,998
Other	10,932	7,073	6,760	6,343	5,917
Total electric customers	552,454	442,016	438,037	434,393	428,028
Capacity					
Generating nameplate capacity (MW)					
Coal Fired	1,272	1,272	1,272	1,272	1,272
Dual Fired	250	250	–	–	–
Heavy Fuel Oil-Fired	100	100	350	350	350
Gas Turbine	201	180	180	180	180
Hydroelectric	381	381	381	381	381
Independent power producers	66	25	25	25	25
	2,270	2,208	2,208	2,208	2,208
Number of employees	2,248	1,785	1,588	1,634	1,742
km of transmission lines	6,134	5,250	5,250	5,250	5,236
km of distribution lines	31,968	24,000	24,000	23,711	23,155

CONSOLIDATED FINANCIAL INFORMATION

FIVE-YEAR SUMMARY

Years Ended December 31 millions of dollars	2001	2000	1999	1998	1997
Statement of Earnings Information					
Revenue	$1,003.9	$ 896.5	$ 816.6	$ 773.1	$ 748.7
Cost of operations					
Fuel for generation and power purchased	340.8	273.9	267.5	257.3	246.4
Cost of fuel oil sold	60.5	67.7	15.3	14.0	–
Operating, maintenance and general	194.7	168.0	155.5	142.5	138.6
Grants in lieu of property taxes	13.2	11.0	8.9	5.5	5.3
Provincial capital tax	7.6	7.2	7.1	6.7	5.2
Depreciation	108.4	98.3	94.8	91.3	87.8
	725.2	626.1	549.1	517.3	483.3
Earnings from operations	278.7	270.4	267.5	255.8	265.4
Regulatory amortization	(9.3)	(19.0)	(23.1)	(16.7)	(12.8)
Allowance for funds used during construction	5.5	4.8	4.8	3.8	4.0
Equity earnings	9.6	6.0	5.3	–	–
Earnings before interest and income taxes	284.5	262.2	254.5	242.9	256.6
Interest	123.5	115.6	116.5	112.2	120.9
Amortization of defeasance costs	19.8	19.8	20.0	20.5	19.3
Earnings before income taxes	141.2	126.8	118.0	110.2	116.4
Income tax	14.8	12.5	6.3	13.6	14.2
Net earnings before non-controlling interest	126.4	114.3	111.7	96.6	102.2
Non-controlling interest	12.2	9.9	11.3	11.2	9.5
Net earnings applicable to common shares	114.2	104.4	100.4	85.4	92.7
Common dividends	81.0	73.2	72.2	71.1	69.9
Earnings retained for use in Company	$ 33.2	$ 31.2	$ 28.2	$ 14.3	$ 22.8
Cost of fuel for generation – coal	$ 202.9	$ 186.3	$ 184.3	$ 164.8	$ 189.2
– oil	40.3	60.5	58.2	76.2	35.7
– natural gas	35.4	5.9	–	–	–
Power purchased	63.0	21.2	25.0	16.3	21.5
Total cost of fuel for generation and power purchased	$ 341.6	$ 273.9	$ 267.5	$ 257.3	$ 246.4
Balance Sheet Information					
Current asset	$ 334.4	$ 196.6	$ 149.2	$ 108.3	$ 157.7
Other assets	635.1	313.2	335.2	361.4	430.4
Investments	98.6	67.0	54.7	30.5	–
Property, plant and equipment	2,891.3	2,374.2	2,362.8	2,333.9	2,293.1
Total assets	$3,959.4	$2,951.0	$2,901.9	$2,834.1	$2,881.2
Current liabilities	$ 938.9	$ 541.3	$ 448.5	$ 621.6	$ 641.2
Other liabilities	190.2	28.0	19.3	17.6	40.5
Long-term debt	1,381.4	1,155.0	1,260.5	1,083.7	1,107.5
Non-controlling interest	267.5	249.1	231.3	200.0	200.0
Common shares	845.4	680.8	676.5	672.5	667.6
Foreign currency translation adjustment	6.0	–	–	–	–
Retained earnings	330.0	296.8	265.8	238.7	224.4
Total equity and liabilities	$3,959.4	$2,951.0	$2,901.9	$2,834.1	$2,881.2
Capital expenditures	$ 566.2	$ 126.1	$ 144.0	$ 162.6	$ 96.3
Statement of Cash Flow Information					
Operating cash flow	$ 236.9	$ 231.1	$ 226.5	$ 219.2	$ 204.0
Financial ratios ($ per share)					
Earnings per share	$ 1.20	$ 1.20	$ 1.16	$ 0.99	$ 1.07
Operating cash flow per share	2.48	2.65	2.60	2.53	2.36

Corporate Governance Statement

Emera's Board of Directors and management are committed to high standards of corporate governance. Corporate governance is the process and structure used to direct and manage the business and affairs of a company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors, and management. The direction and management of Emera's business also takes into account the impact on other stakeholders such as employees, customers, suppliers, and communities.

The Board and management believe that Emera's corporate governance practices comply with the guidelines for corporate governance of The Toronto Stock Exchange. Outlined below is a summary of Emera's corporate governance practices.

BOARD MANDATE AND COMPOSITION:

Emera's Board is responsible for management of the business and affairs of the Company and reviews and approves all major decisions of the Company. The Board appoints the Company's management and delegates authority and responsibility to management for all aspects of Emera's business and affairs. Management is expected to achieve objectives established by the Board and its performance is evaluated annually against such objectives.

The Board has adopted a number of operating procedures to address issues associated with Directors' performance, Board composition, and conflict of interest. These procedures are intended to enhance the ability of Directors to carry out their duties. The Board has four Committees which assist it in fulfilling its responsibilities. The Board and its Committees are responsible for the functions discussed in further detail below.

Emera's Articles of Association provide that the size of the Board be no less than 10 and no more than 15 members. The Board is satisfied this number of Directors results in effective decision-making by the Board.

To assure the Board's independence, the Articles of Association also provide that no more than two Directors may be employees of the Company or of a subsidiary or affiliate of the Company. Mr. David Mann, the President and Chief Executive Officer, is the only Director who is an employee of the Company. The Board believes that all of the other current Directors are unrelated Directors. Each of those Directors is independent of management, none has any interest, business or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interests of the Company. None of the Directors receive remuneration from Emera other than Directors' retainers, fees or retainers for service as Chair of the Board or Chair of a Committee.

At Emera, the Chair of the Board and the Chief Executive Officer must be separate individuals and each Board Committee is made up of Directors who are not employees of the Company or its subsidiaries or affiliates.

The Company's voting shares are widely held and there are legislative provisions which prohibit an individual shareholder from holding more than 15 percent of the voting shares of the Company. There is currently no shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.

A regular flow of information from management to the Board ensures that the Board has sufficient and timely information concerning the Company's affairs. This information is used by the Board to assess both the direction of the Company's business and management performance. The Board receives briefing material from management in advance of all meetings. The Directors also receive regular communications between meetings relating to developments which might affect Emera's business and that of its subsidiaries, which allows them to fulfil their duties as members of the Board.

The Board is kept informed of Emera's operations at Board and Committee meetings and through reports from and discussions with management. Board and Committee meetings are regularly scheduled and communications between the Board and management occur apart from regularly scheduled Board and committee meetings in the form of oral and written briefings or specially-called meetings.

During 2001, the Board and its Committees met on 26 occasions.

An orientation and education program is provided to all new members of the Board. New Board members are given briefings on the Company, its strategic plan, and past history of Board operations.

The Board and its Committees regularly meet independently of management to discuss various issues. While there is no specific provision in the Articles of Association, the Board has engaged outside advisors in appropriate circumstances.

CORPORATE STRATEGIC PLANNING AND RISK MANAGEMENT:

The Board actively participates in the management-developed strategic planning methodology, providing input on the proposed strategic plan, and dedicates a number of sessions throughout the year to deal with strategic planning issues. The Board annually approves the strategic plan and uses it as a tool to measure Emera's progress towards achieving its corporate objectives.

Emera has developed and implemented a corporate-wide risk management program to assist management in identifying, assessing and managing the risks faced by the Company, its subsidiaries, and affiliates, and to provide consistent reporting and monitoring of those risks. The Board and the Audit Committee review these risks and the policies for managing the risks, and receive reports on how these risks are being assessed and managed.

BOARD COMMITTEES:

The Board has four committees to assist it in carrying out its duties. The Articles of Association require that the Audit, the Management Resources and Compensation, and the Nominating and Corporate Governance Committees consist only of Directors who are independent Directors; that is, Directors who are not employees of the Company. The Board has also determined that the Environment, Safety, and Security Committee follow this model.

AUDIT COMMITTEE

The Audit Committee must consist of at least three Directors. This Committee is responsible for ensuring that appropriate internal control procedures are in place relating to the internal and external audit of the Company's accounts. The Audit Committee reviews investment issues and policies. It also reviews and recommends to the Board for approval, documents such as the annual report, the management's discussion and analysis contained in the annual report, the audited financial statements, and the unaudited interim financial reports to shareholders. The Audit Committee meets at least quarterly with the internal and external auditors and management and at each quarterly meeting, meets independently with each of these parties to the exclusion of the others.

This Committee also receives reports on and reviews the financial performance of pension plans, including pension fund and fund manager performance, and reviews investment guidelines for the pension plans.

This Committee currently consists of the following Directors and reports to the Board on all of its activities.

Mr. George A. Caines, Committee Chair
Mr. M. Edward MacNeil
Mr. Kenneth C. Rowe

ENVIRONMENT, SAFETY AND SECURITY COMMITTEE

The Environment, Safety and Security Committee was established in the last quarter of 2001. This Committee is to consist of three Directors and its terms of reference include oversight of environment, safety, and security at the Board level. The Committee also reviews issues associated with security procedures and practices for the protection of Company personnel, physical assets, and other corporate assets from physical damage, harm, or interruption of operations including disaster preparedness. This Committee met once during 2001.

This Committee currently consists of the following Directors and reports to the Board on all of its activities.

Mrs. R. Irene d'Entremont, Committee Chair
Mr. Robert S. Briggs
Mr. James K. Gray

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The Management Resources and Compensation Committee (the "MRC Committee") reviews compensation policies, benefits and other matters relating to senior management and monitors succession planning. It reviews the annual incentive plan for Senior Management, makes recommendations to the Board of Directors in respect of these matters and evaluates the performance of the President and Chief Executive Officer and senior management.

The MRC Committee consists of three Directors and is required to meet at least annually. The MRC Committee reports to the Board on all of its activities.

The MRC Committee currently consists of the following Directors:

Mr. Purdy Crawford, Committee Chair
Mrs. R. Irene d'Entremont
Dr. Elizabeth Parr-Johnston

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee consists of three Directors. It is responsible for developing and communicating the Company's approach to corporate governance issues. It also identifies nominees for election as Directors and ensures that such nominees are, in the reasonable opinion of the Committee, individuals who have the ability to contribute and devote the necessary time to the Board of Directors.

The effectiveness of the Board, individual Directors, and the Committees is assessed by the Nominating and Corporate Governance Committee which solicits and reviews Directors' comments and may propose modifications to improve the Board functions, Committee functions, composition, and the Company's corporate governance processes.

As part of the governance process, the Chair of the Board meets annually with each Director on an individual basis to receive direct feedback from that Director on issues such as Board performance, effectiveness of the operation of the Board and its Committees. Issues arising from these meetings are presented to and discussed with the Board.

The governance process at the Company requires that each Director annually provide a list of his or her business and other affiliations for the purpose of identifying any potential circumstances which may result in a conflict of interest. Directors are required to declare any interest which they may have in a matter requiring Board approval and abstain from participation in discussions or voting on the particular matter.

The Directors have also instituted a policy which requires them to submit their resignation as a Director if there is a significant change in their principal occupation. The resignation is then reviewed by the Board or the Nominating and Corporate Governance Committee to determine whether the circumstances are such that the resignation be accepted. This practice serves several purposes including ensuring that the change of principal occupation does not result in a conflict-of-interest situation for the Director and ensuring that the Director is able to maintain the skill, knowledge in business, or other background which resulted in that person initially becoming a member of the Board.

The Nominating and Corporate Governance Committee currently consists of the following Directors and reports to the Board on all of its activities:

Mr. Paul D. Sobey, Committee Chair
Mr. James K. Gray
Ms. Rosemary Scanlon

SHAREHOLDER FEEDBACK

Emera responds to and provides information to shareholders in various ways. Through toll-free lines shareholders, customers and others receive information and may also contact Emera. Shareholders may contact the Company at the Office of the Corporate Secretary and General Counsel or through its Investor Services group. Shareholder inquiries or suggestions that are addressed to the Board, a specific department or person, are forwarded to the intended recipient.

Executives and Directors

EXECUTIVES

David McD. Mann
President and Chief Executive Officer

Ronald E. Smith
Senior Vice President and
Chief Financial Officer

Chris Huskilson
Chief Operating Officer
Nova Scotia Power Inc.

Jeremy Byatt
Vice President, External Affairs

Wayne Crawley
Vice President, Corporate Strategy
and Development

Liz MacDonald
Vice President, Human Resources

Wayne Rousch
Senior Vice President,
Business Development
Emera Energy Inc.

Rick Smith
Corporate Secretary and
General Counsel

BOARD OF DIRECTORS

Derek Oland (Chair)
Chairman and Chief Executive Officer
Moosehead Breweries Limited
New River Beach, New Brunswick

David McD. Mann, Q.C.
President and Chief Executive Officer
Emera Inc. and Nova Scotia Power Inc.
Halifax, Nova Scotia

Robert S. Briggs
Company Director
Bangor, Maine

George Caines, Q.C.
Nova Scotia Managing Partner
Stewart McKelvey Stirling Scales
Halifax, Nova Scotia

Purdy Crawford, O.C.
Counsel, Osler, Hoskin & Harcourt LLP
Chair, AT&T Canada Corp.
Toronto, Ontario

R. Irene d'Entremont, C.M.
President
M.I.T. Electronics Inc.
Yarmouth, Nova Scotia

James K. Gray, O.C.
Company Director
Founder and Former Chairman
Canadian Hunter Exploration Ltd.
Calgary, Alberta

M. Edward MacNeil
Company Director
Sydney, Nova Scotia

Dr. Elizabeth Parr-Johnston
President and Vice-Chancellor
University of New Brunswick
Fredericton, New Brunswick

Kenneth C. Rowe
Chairman and Chief Executive Officer
IMP Group International Inc.
Halifax, Nova Scotia

Rosemary Scanlon
Consultant
Associate Professor of Economics
New York University
New York, New York

Paul D. Sobey
President and Chief Executive Officer
Empire Company Limited
New Glasgow, Nova Scotia

COMMITTEES OF THE BOARD

AUDIT
George A. Caines (Chair)
M. Edward MacNeil
Kenneth C. Rowe

ENVIRONMENT, SAFETY AND SECURITY
R. Irene d'Entremont (Chair)
Robert S. Briggs
James K. Gray

MANAGEMENT RESOURCES AND COMPENSATION
Purdy Crawford (Chair)
R. Irene d'Entremont
Dr. Elizabeth Parr-Johnston

NOMINATING AND CORPORATE GOVERNANCE
Paul D. Sobey (Chair)
James K. Gray
Rosemary Scanlon

Design: Ove Design & Communications Ltd.
Photography: John Sherlock; pg. 9 courtesy Bangor Hydro; pg. 11 courtesy Sable Offshore Energy Project
Illustration: John Martin
Printing: Print Atlantic



Emera

www.emera.com